UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENERGYTEC, INC.

(Exact Name of the Registrant as Specified in its Charter)

Nevada	75-2835634
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

14785 Preston Road, Suite 550, Dallas, Texas 75254

(Address of Principal Executive Offices and Zip Code)

(972) 789-5136

(Registrant’s Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.001

ITEM 1. BUSINESS

General

Energytec, Inc. was formed under the laws of the state of Nevada in July 1999. It was originally formed under the name “Energytec.com, Inc.” and in January 2002 changed its name to “Energytec, Inc.” to avoid the appearance that it is an internet based company. Energytec was formed for the purpose of engaging in oil and gas producing activities through the acquisition of oil and gas properties that have previously been the object of exploration or producing activity, which are no longer producing or operating at full potential due to abandonment or neglect. Management believes many such properties have remaining recoverable hydrocarbons that can be developed successfully for profitable operations through conventional and non-conventional improvement and enhancement techniques. We own working interests in 58,361 acres of oil and gas leases in Texas and Wyoming that now include 146 gross producing wells and 332 gross non-producing wells. We also own a gas pipeline of approximately 63 miles in Texas. Energytec is pursuing an ongoing reworking and drilling program to increase production from its properties. Energytec also owns a well service business operated through its subsidiary, Comanche Well Service Corporation.

Glossary

barrel. A standard measurement in the oil industry. One barrel equals 42 U.S. gallons. On the average, 7.33 barrels of crude oil weigh one metric ton; 7.5 barrels weigh one long ton; and 6.65 barrels weigh one short ton.

completion. The process of attempting to bring an oil or gas well into production. The process begins only after the well has reached the depth where oil or gas is thought to exist and generally involves cleaning out the material the drill bit has ground up. Casing is run to protect the producing formation. Completion also may include perforating the casing so the oil or gas can flow into the well. Sometimes the flow rate can be improved by an acid treatment or by fracturing the oil formation to open channels for the oil to flow into the well.

condensate. A mixture of liquid hydrocarbons at atmospheric (surface) conditions that occur as a vapor in underground gas reservoirs. The liquid (condensate) are separate from the gas in field separators or gas processing plants. The liquids generally include propane, butane, and heavier hydrocarbons used in making gasoline.

crude oil. Liquid petroleum that has not been refined. Sour crude oils have relatively large amounts of sulfur (1 percent or more). Sweet crudes have less sulfur and are more valuable. Most U.S. crudes tend to be sweet, while Middle East crudes tend to be sour. Crude oil is generally sold on a volume basis. The volume is corrected for any basic sediment and water (BS&W) present and adjusted to the standard base temperature of 60 degrees Fahrenheit. Light crude oils have a lower specific gravity than do heavy crudes, which may be thick and viscous.

development well. A well drilled within the proved area of an oil or gas reservoir to a depth of a stratigraphic horizon known to be productive.

exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well.

fracturing. A method of increasing the flow of oil or gas into a well. Production of individual wells often decrease because the underground formation is not sufficiently permeable to allow the oil to move freely toward the well.

goodwill. The excess is the cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. The amount recognized as goodwill includes acquired intangible assets that do not meet the criteria in FASB Statement No. 141, Business Combinations for recognition as an asset apart from goodwill.

improved recovery. “Man made” methods as opposed to “natural” methods of increasing the flow of oil or gas from underground reservoirs.

injection well. A well that is used to pump water, gas, or chemicals into the underground reservoir of a producing field. The object is to maintain the pressure needed to drive oil and gas to the surface or to sweep more oil out of the reservoir. Sometimes the salt water produced with oil is pumped back into the reservoir. This serves two purposes: It helps to extend the life of the oil field, and gets rid of a potential pollutant.

intangible drilling costs (IDC). Expenses for labor, fuel, repair, hauling, rig rental, and supplies used in the drilling of a well. These expenses differ from the cost of “tangibles,” which include anything that has inherent salvage value.

joint interest billing (JIB). The process of the operator’s billing costs of joint exploration, development, and operations to the various working interest owners.

joint interests. Ownership of individual fractions or percentages of the working interests held by two or more parties.

LOE. Lese operating expenses.

mcf. Thousand cubic feet. The standard volume measure of natural gas at a standard pressure and temperature.

natural gas. Consists largely of the hydrocarbon methane. It is found in underground formation either by itself or with crude oil. It is the cleanest burning of all fossil fuels. Once virtually a waste product, natural gas provides about one-third of the total energy used in the United States overriding royalty. An interest in production similar to a royalty. It differs from a royalty, however, in that it is created out of the working interest.

percentage depletion. A provision of the U.S. income tax law that applies to producers of some seventy-five minerals, including some oil and gas producers. The U.S. income tax law allows a mineral producer a percentage depletion deduction based on the gross income form the mineral properties.

production payments. A nonoperating interest payable from a specific portion of production expressed either as a certain amount of money (with or without interest) or a certain number of units of hydrocarbons.

proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

proved reserves. The estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economics and operating conditions.

proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

recompletions. Work-overs that entail completion of the well in a productive structure, either shallower or deeper, that has not previously been produced through the well.

reserves. Defined as proved, probable, and possible and as developed or undeveloped.

reservoir. An underground formation where oil or gas has accumulated. The formation consists of porous rock that holds droplets of oil and gas. If the rock pores are interconnected to allow oil or gas to move through it, it is called permeable rock.

royalty. The right to a share of production retained by the lessor free and clear of exploration, development, and operating costs.

stratigraphic test well. A drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells are customarily drilled without the intention of being completed for production.

tangible equipment. Equipment such as casing, tubing, pumps, tanks, and other equipment installed on a well.

working interest. Or operating interest is the oil and gas in place that bears most or all of the cost of development and operation of the property. Mineral interest revenues minus the royalty interest equals the working interest share of revenues.

work-overs. Major remedial operations required to maintain or increase production rates. See recompletions.

Acquisitions

Energytec acquired its oil and gas properties through acquisition. Acquisitions in the past five years include the following.

Month/Year Acquired	Property Description	Consideration
September 2000	33.33% of the working interest in the Houston 1-5-8A, Houston 10-11A and Houston 15A, and a 14% working interest in the Houston 14A oil and gas leases located in McMullen County, Texas; and, 33.33% of the working interest in the Williams 2, 3, 4, 5A, and 12% working interest in the Williams 6A oil and gas leases located in Atascosa County, Texas	550,000 restricted common shares valued at $55,000

September 2000	100% of the working interest in the C.W. Belcher oil and gas leases located in Titus County, Texas	625,000 restricted common shares valued at $62,500

December 2001	100% of the working interest in the Anschutz-Parr oil and gas leases located in Titus County, Texas	427,000 restricted common shares valued at $42,700

March 2002	100% of the working interest in the Hoffman-Bankhead oil and gas leases located in Titus County, Texas	$70,000 in cash, production payment of $1 million payable out of 7.5% of gross revenue from property, and 505,000 restricted common shares valued at $50,500

March 2002	Repurchase of less than 10% working interest in the Talco Belcher lease in Titus County, Texas	100,000 restricted common shares valued at $10,000

March 2002	Repurchase of less than 10% working interest in the Hoffman Bankhead lease in Titus County, Texas	350,000 restricted common shares valued at $35,000

April 2002	100% of the working interest in oil and gas leases consisting of approximately 723 acres in Milam County, Texas,	$50,000 in cash, $39,000 note payable, and 1,492,500 restricted common shares valued at $783,967

May 2002	Repurchase of less than 10% working interest in the Blackburn lease in Titus County, Texas	350,000 restricted common shares valued at $35,0000

December 2002	100% of working interest in oil and gas leases located in Bowie, Cass and Rains counties and a 63-mile pipeline located in Bowie and Cass counties	Assumption of bank loan in the amount of $1,906,847, assumption of outstanding accounts payable and royalties payable of $904,626, $350,000 cash, and 175,000 restricted common shares valued at $26,250. Additional consideration of 1,500,000 restricted common shares valued at $600,000 was given for the pipeline at closing in May 2003.

December 2002	100% of the working interest in the H. P. Hale, C. L. Still and A. L. Still leases in Gregg County, Texas.	$70,000 cash

March/April 2003	Repurchase of less than 10% working interest in the Timons 14D lease in Titus County, Texas	54,200 restricted common shares valued at $13,550

April 2003	100% of the working interest in the J.W. New, et al., Perry Nite and Brown/Devaughn leases in Caldwell County, Texas.	$5,276 cash

Month/Year Acquired	Property Description	Consideration
August 2003	100% of the working interest in the James Garcia, James V. Garcia, Garcia -B-, McEver, McEver -A- and McEver - E- leases in Guadalupe County, Texas.	$4,500 cash

August 2003	100% of the working interest in the J. G. Reynolds, Long Rooney, Jeff M. Worsham, J. E. Worsham, J. E. Worsham -A-, Reynolds, B. W. Davis and Bert Davis leases in Hopkins County, Texas.	$150,000 cash

September 2003	100% of the working interest in the Killingsworth and Lathrop leases in Gregg County, Texas.	$12,636 cash

January 2004	100% of the working interest in the Thrash -A- lease in Rusk County, Texas.	$2,500 cash

March 2004	100% of the working interest in 7 United States B. L. M. leases and 21 private leases in Big Horn County, Wyoming	$250,000 cash

March 2004	100% of the working interest in the Peterson, Maurine Turnbow, R. N. Brightwell and Brightwell/Stoddard leases in Rusk County, Texas.	$41,000 cash

April 2004	100% of the working interest in the H. L. Foster and J. B. Milstead leases in Rusk County, Texas.	$240,000 cash

May 2004	54 acre surface tract including a shop building and yard near Talco in Titus County, Texas	$72,419 cash

June 2004	100% of the working interest in the T. W. Lee lease in Gregg County, Texas.	$15,000 cash

June 2004	100% of the working interest in the C. M. Dickson lease in Gregg County, Texas.	$11,060 cash

June 2004	3 % ORRI previously withheld in the Timmons, AC Hoffman and Belcher leases in Titus County, Texas.	110,000 shares of restricted common stock valued at $132,000

July 2004	5.5 % ORRI previously withheld in the Hoffman Bankhead leases in Titus County, Texas.	35,000 shares of restricted common stock valued at $35,000

Aug 2004	100% of the working interest in the Julia M. Finney lease in Gregg County, Texas.	$25,000 cash

September 2004	100% of the working interest in 4 United States B. L. M. leases and 1 Sate of Wyoming lease in Big Horn County, Wyoming	$110,560 cash

November 2004	100% of the working interest in the J. M. Mayfield and C. E. Davis leases in Gregg County, Texas.	$185,000 cash

January 2005	100% of the working interest in the M. A. Schuyler -A- and M. A. Schuyler -B- leases in Rusk County, Texas.	$49,405 cash

February 2005	Purchase of 5% Overriding Royalty Interest previously withheld in the J. G. Reynolds, Long Rooney, Jeff M. Worsham, J. E. Worsham, J. E. Worsham -A-, Reynolds, B. W. Davis and Bert Davis leases in Hopkins County, Texas.	$200,000 cash

Month/Year Acquired	Property Description	Consideration
February 2005	100% of the working interest in the George Thompson lease in Rusk County, Texas.	$40,000 cash

March 2005	100% of the working interest in the C. C. Still and M. V. Barton leases in Rusk County, Texas.	$58,930 cash

May 2004	54 acre surface tract including a shop building and yard near Talco in Titus County, Texas	$72,419 cash

Industry and Economic Factors

In managing its business, Energytec will deal with many factors inherent in the oil and gas industry. First and foremost is wide fluctuation of oil and gas prices. Historically, oil and gas markets have been cyclical and volatile, with future price movements difficult to predict. While revenues will be a function of both production and prices, it is wide swings in prices that will have the greatest impact on results of operations.

Historically, the primary component of Energytec revenues and cash flows was generated through sale of working interests in Energytec’s properties. Funds generated from such sales were used to acquire new properties and to fund re-completion and development work on properties owned. It should be expected that Energytec will continue to sell working interests and seek joint venture and other strategic partner arrangements to develop its properties and fund purchases of new properties.

Operations in the oil and gas industry entail significant complexities. Energytec will continue to focus on acquiring oil and gas properties with histories of production or a significant amount of exploratory history that can serve as the basis for evaluation. Even with the evaluation of persons with significant experience and technical background of substantial production records and geological information, it is not possible to determine conclusively the amount of hydrocarbons present, the cost of development, or the rate at which hydrocarbons may be produced.

The oil and gas industry is highly competitive. Energytec will compete with major and diversified energy companies, independent oil and gas businesses, and individual operators. In addition, the industry as a whole competes with other businesses that supply energy to industrial and commercial end users.

Extensive Federal, state and local regulation of the industry significantly affects operations. In particular, oil and gas activities are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating, and abandoning oil and gas wells and related facilities. These regulations may become more demanding in the future.

Our Approach to the Business

Property Acquisition

Energytec is engaged in oil and gas producing activities in Texas and Wyoming. Historically, Enegytec has focused its acquisition and development activities in these states, and Energytec intends to continue with that focus. Nevertheless, should Energytec receive unsolicited proposals on the acquisition of properties in other states that are attractive, it should be expected that Energytec will investigate and, if warranted, make an effort to acquire an interest in such properties at an acceptable price. Our primary focus is on older mature production areas where production histories, reservoir evaluations, and other data on the properties are available. Such information is obtained either from the entity that owns the property or from public records of governmental agencies that regulate oil and gas producing activities. Through analysis of rock types and the electrical and chemical characteristics of rocks within a given property we construct a picture of rock layers in the area and predict possible sites of hydrocarbon accumulation. Well logs available on the properties facilitate the calculation of an estimate of initial oil or gas volume in place, while decline curves from recorded production history facilitate the calculation of remaining proved producing reserves. We use this information to identify and value potential acquisitions, and to develop a plan for developing and improving production on properties acquired.

Based on management’s long time participation in the oil and gas business in Texas and the western United States, management believes there are opportunities to acquire properties not producing or operating under marginal circumstances that can be developed successfully for profitable operation. These opportunities are primarily the result of neglect or abandonment of oil and gas producing properties in the 1990’s when oil and gas prices were much lower, which are now owned by persons who lack the capital and other resources necessary to bring the properties back into production and to further develop recoverable hydrocarbons that remain. When we identify such a prospect we apply the analysis described above, determine whether there is reason to believe the prospect has remaining reserves yet to be produced, determine a value for the prospect, and, if warranted under all the circumstances, pursue acquisition of the prospect.

After acquisition of a property, we perform an extensive field study either in-house, thereafter submitting it to outside review, or commission an independent party to conduct a study, which is then reviewed by the in-house staff. The objective is to decide upon the most cost-efficient and operationally efficient way to produce the reserves remaining and recoverable on that property. Energytec applied this process of evaluation and purchase to the acquisition of its current working interest in oil and gas properties, such as the Talco/ Trix-Liz and Sulphur Bluff fields.

Property Development

Energytec will operate its own properties and it is not expected it will participate in any projects as a passive investor. Generally, Energytec will acquire properties for the long term and will not look to sell; although circumstances could arise where Energytec may elect to re-balance its portfolio by selling or trading lesser producing properties in order to redeploy capital to a better opportunity in other areas of activity.

Energytec holds working interests in its oil and gas properties and is, therefore, responsible with other working interest owners, if any, for the payment of its proportionate share of the operating expenses of the wells. Working interest owners are typically responsible for all lease operating and production expenses. Royalty owners and over-riding royalty owners receive a percentage of gross oil and gas production revenue for a particular lease and are not responsible for the costs of operating the lease.

Our subsidiary, Comanche Well Service Corporation, owns two drilling rigs, six well service units, rig-up trucks, water trucks, winch trucks, electrical trucks, pick-up trucks and various other items of equipment. Most of the equipment is stationed in East Texas and South Texas in the area of the Talco/ Trix-Liz field, where it is used to service Energytec’s wells. We use this resource to recomplete, rehabilitate, and maintain existing wells on our Texas properties. Management believes the cost of maintaining and using this equipment on its properties is at least comparable to using the equipment and services of third party vendors and contractors. However, the primary benefit of having this service capability is that we are able to continuously perform work on our wells to improve and maintain production and do not have to compete with other oil and gas companies to schedule service time with third party well service companies, which can often lead to service delays that reduce production over time.

Our Texas properties present opportunities for infill drilling of new wells, rework, and re-completion operations, enhanced oil recovery operations, or additional acreage acquisition potential (for producing property acquisition or new drilling locations). The properties in Texas have approximately 317 shut-in wells, including 129 in the Talco/ Trix-Liz Field, and 13 saltwater disposal wells. Our current plan is to:

•	place 50 percent of the existing shut-in wells back into production by the end of 2006,

•	drill 40 infill wells in the Talco/ Trix-Liz Field by the end of 2006

•	drill new wells in the Redwater and Sulphur Bluff, and

•	maintain and attempt to improve production in existing wells and shut-in wells brought back into production.

The primary focus will be on the Talco/ Trix-Liz Field, Redwater and Sulphur Bluff. In planning and implementing its development program, Energytec will evaluate a number of factors, such as production estimates, costs of restoring or establishing production, and availability of service equipment. Energytec will endeavor to allocate its capital and managerial resources in the manner it believes will increase the volume of production at the fastest rate over the shortest period of time.

•	Injection of water into the reservoir to artificially increase pressure and “pushing” oil into the production wells;

•	Fracturing of the zone to increase the permeability of the flow channel;

•	Steam injection to increase the temperature of the crude, lowering its viscosity and allowing it to flow more freely:

•	Newly developed surfactants are being used to reduce surface tension allowing the crude to flow more freely; and

•	New logging techniques are being utilized in old producing fields to detect remaining recoverable oil.

We expect most of the service resources of Comanche Well Service will be used in bringing existing wells back into production and maintaining production of existing wells. In the first six months of 2005, we will likely need to engage the services of unrelated drilling companies to implement our infill drilling program. We are currently mobilizing and staffing one of our drilling rigs for use through the remainder of 2005 and 2006. As a result of higher oil and gas prices, there is renewed interest in oil and gas development, which has increased the demand for drilling services that are in short supply because of the shrinkage in capacity during the depressed oil and gas market of the 1990’s.

With respect to the Big Horn Field in Wyoming, we rely entirely on drilling and maintenance services provided by unrelated companies. Energytec intends to conduct its thermal recovery operations on the first two wells drilled in the pilot phase of the project. Thereafter, Energytec may drill a third well to aid in the evaluation of the project. The goal is to establish proof of concept with respect to thermal recovery of the oil reserves in the field, and then seek a strategic partner to roll out development of the field or purchase the field outright.

Although the two wells drilled to date can produce at an economic rate with respect to current oil prices, we have always planned to stimulate such cold production through a cyclic steam injection program.

Working Interest Ownership

The following is a list of our leases and wells that shows the percentage of working interest held by other owners and their number.

Well	Percentage Owned by Others	Number of Holders
A. Garbade #14	66.25%	10
A. Garbade #16	65.14%	11
A. Garbade #17	95.69%	18
A. Garbade #18	86.59%	17
A. Garbade #19	66.25%	10
A. Garbade #20	66.25%	10
A. Garbade #22	72.98%	15
A. Garbade #25	96.17%	19
A. Garbade #26	96.17%	19
A. Garbade #27	96.17%	19
AL Still	75.00%	16
AL Still B	75.00%	16
Alonzo	75.00%	14
Bankhead 20	80.22%	12
Belcher #11	91.93%	22
Belcher #12	96.93%	24
Belcher #13	98.63%	25
Belcher #14	91.80%	22
Belcher #15	43.63%	14
Brightwell Stoddard #1	43.37%	9
Brightwell Stoddard #2	43.37%	9
Brightwell Stoddard #20	34.69%	9
Brightwell Stoddard #27	34.69%	9
Brightwell Stoddard #3	8.67%	2
Brightwell Stoddard #4	43.37%	9
Brightwell Stoddard #5	8.67%	2

Well	Percentage Owned by Others	Number of Holders
CE Davis #10	43.37%	7
CE Davis #11	43.37%	7
CE Davis #13	43.37%	7
CE Davis #14	43.37%	7
CE Davis #2	43.37%	7
CE Davis #3	43.37%	7
CE Davis #4	43.37%	7
CE Davis #5	43.37%	7
CE Davis #6	43.37%	7
CE Davis #7	43.37%	7
CE Davis #8	43.37%	7
CE Davis #9	43.37%	7
CL Still	75.00%	16
CL Still B	75.00%	16
CM Dickson #1	18.18%	3
CM Dickson #2	18.18%	3
CM Dickson #3	18.18%	3
CM Dickson #5	18.18%	3
CM Dickson #6	18.18%	3
CM Dickson #7	18.18%	3
CM Dickson #8	18.18%	3
CM Dickson #9	18.18%	3
CW Belcher	28.00%	7
Ethridge	75.00%	14
Gramm	75.00%	14
Gunn #1	84.00%	17
Gunn #2	84.00%	17
HH Coffield	75.00%	14
HL Foster #1	82.69%	12
HL Foster #10	82.69%	12
HL Foster #15	82.69%	12
HL Foster #3	82.69%	12
HL Foster #4	82.69%	12
HL Foster #5	82.69%	12
HL Foster #7	82.69%	12
Hoffman Bankhead 110	26.78%	2
Hoffman Bankhead 114	22.70%	2
Hoffman Bankhead 115	93.15%	13
Hoffman Bankhead 116	66.12%	4
Hoffman Bankhead 208	99.91%	13
Hoffman Bankhead 209	25.51%	10
Hoffman Bankhead 217	99.91%	13
Hoffman Bankhead 218	99.91%	13
Hoffman Bankhead 222	52.28%	11
Hoffman Bankhead 225	95.94%	26
Hoffman Bankhead 226	55.63%	17
Hoffman Bankhead 227	18.75%	9
Houston 158A	14.52%	19
Houston 12A, 14	13.20%	19
HP Hale	75.00%	16
JB Milstead #1	78.06%	9
JB Milstead #2	78.06%	9
JB Milstead #3	78.06%	9
JB Milstead #4	78.06%	9
JB Milstead #5	78.06%	9

Well	Percentage Owned by Others	Number of Holders
JB Milstead #6	78.06%	9
JB Milstead #7	78.06%	9
JB Milstead #8	78.06%	9
JB Milstead #9	78.06%	9
Jennie Belcher	28.00%	7
JT Williams #1	40.95%	7
JT Williams #2	40.95%	7
JT Williams #3	40.95%	7
JT Williams #4	40.95%	7
JT Williams #5	40.95%	7
JT Williams #6	40.95%	7
Lewis	84.00%	17
McElroy	61.00%	23
Redwater	29.10%	23
Reynolds #1	80.00%	9
Reynolds #2	80.00%	9
Reynolds #3	80.00%	9
Schuyler A14	86.73%	10
Schuyler A2	86.73%	10
Schuyler A6	86.73%	10
Schuyler B10	86.73%	10
Schuyler B12	86.73%	10
Schuyler B13	86.73%	10
Schuyler B14	86.73%	10
Schuyler B2	86.73%	10
Schuyler B3	86.73%	10
Schuyler B5	86.73%	10
Schuyler B6	86.73%	10
Shelton #2	75.00%	14
Stamper #1	75.00%	14
Stamper #2	75.00%	14
Staton #1	40.73%	8
Staton #2	40.73%	8
Staton #3	40.73%	8
Staton #4	40.73%	8
Staton #5	40.73%	8
Staton #6	40.73%	8
Timmons 14D	13.05%	18
Timmons 17D	6.30%	9
Timmons 18	13.05%	18
Timmons 19	13.05%	18
Timmons 21	67.45%	13
Timmons 22	90.57%	22
Timmons 23	59.54%	16
Timmons 24	98.75%	25
Timmons 25	83.13%	12
Timmons 26	92.58%	24
Timmons 28	83.13%	12
Timmons 29	83.13%	12
Wyoming	52.63%	144

Market for Oil and Gas Production

The market for oil and gas production is regulated by both the state and federal governments. The overall market is mature and, with the exception of gas, all producers in a producing region will receive the same price. Purchasers or gatherers will typically purchase all crude oil offered for sale at posted field prices which are adjusted for quality difference from the “Benchmark”. Benchmark is the price of Saudi Arabian light crude oil employed as the standard on which OPEC price changes have been based. Oil pumped from wells is stored in tanks on site where the purchaser normally picks up the oil at the well site, but in some instances there may be deductions for transportation from the well head to the sales point. Either Energytec or the purchaser handles payment disbursements to both the working interest owners and the royalty interest owners.

Gas is gathered through connections between our gas wells and the pipeline transmission system. In many cases the pipeline is owned by a gas company or a transmission company, but in others, as is the case with our Redwater property, we own the gas pipeline in the field where our gas wells are located. The pipeline in the Redwater field connects to a larger system where the gas is purchased by a third party. Gas sales are by contract, and we have such a contract with the gas company that purchases most of the gas produced in the area where the Redwater field is located. Gas purchasers pay well operators 100 percent of the sale proceeds of gaseous hydrocarbons on or about the 25th of each month for the previous month’s sales. The operator is responsible for all distributions to the working interest and royalty owners. There is no standard price for gas and prices will fluctuate with the seasons and the general market conditions.

During the year ended December 31, 2004 four customers accounted or 42%, 25%, 12%, and 12%, respectively, of our oil an gas sales. Energytec has no other relationship with any of these customers. This concentration is a matter of convenience for us rather than necessity, since these customers are active buyers in the areas where our wells are located and prices between potential customers vary little or not at all because prices are tied to the going market rate for the commodity. If Energytec lost one or more of its four largest customers, management believes Energytec could quickly replace the lost customers with other buyers paying comparable prices. Consequently, management does not believe the loss of one or more of Energytec’s major customers would have a material adverse effect on its business.

Energytec recognizes revenue from the sale of crude oil when the customer picks-up the oil in our field and gas when it reaches the customer’s point of purchase in the gas transmission system. The amount we recognize for each well is based on the percentage of our net revenue interest in the well, and the remainder is allocated to other persons holding a net revenue interest.

Competition

The oil and gas industry is highly competitive. Our competitors and potential competitors include major oil companies and independent producers of varying sizes, all of which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of our competitors have greater financial, personnel and other resources than we will. Consequently, they have greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

Governmental Regulation

General

The production and sale of oil and gas is subject to regulation by state, federal, and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto

The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975, which amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be reimposed in the future but when, if ever, such re-imposition might occur and the effect thereof on us cannot be predicted.

The sale of certain categories of natural gas in interstate commerce is subject to regulation under the Natural Gas Act and the Natural Gas Policy Act of 1978 (“NGPA”). Under the NGPA, a comprehensive set of statutory ceiling prices applies to all first sales of natural gas unless the gas is specifically exempt from regulation (i.e., unless the gas is “deregulated”).

Administration and enforcement of the NGPA ceiling prices are delegated to the Federal Energy Regulatory Commission (“FERC”). In June 1986, FERC issued Order No. 451, which, in general, is designed to provide a higher NGPA ceiling price for certain vintages of old gas. It is possible that we may in the future acquire significant amounts of natural gas subject to NGPA price regulations and/or FERC Order No. 451.

Our operations are subject to extensive and continually changing regulation because legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in large penalties. The regulatory burden on this industry increases our cost of doing business and, therefore, affects our profitability. However, we do not believe that we are affected in a significantly different way by these regulations than our competitors are affected.

Transportation

There are no material permits or licenses required beyond those currently held by us or incident to our operations.

We can make sales of oil, natural gas and condensate at market prices which are not subject to price controls at this time. Condensates are liquid hydrocarbons recovered at the surface that result from condensation due to reduced pressure or temperature of petroleum hydrocarbons existing initially in a gaseous phase in the reservoir. The price that we receive from the sale of these products is affected by our ability to transport and the cost of transporting these products to market. Under applicable laws, FERC regulates the construction of natural gas pipeline facilities, and the rates for transportation of these products in interstate commerce.

Effective as of January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil. These regulations could increase the cost of transporting oil to the purchaser. We do not believe that these regulations will affect us any differently than other oil producers and marketers with which we compete.

Regulation of Drilling and Production

Our proposed drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. Among other matters, these statutes and regulations govern:

•	the amounts and types of substances and materials that may be released into the environment,

•	the discharge and disposition of waste materials,

•	the reclamation and abandonment of wells and facility sites, and

•	the remediation of contaminated sites,

In order to comply with these statutes and regulations, we will be required to obtain permits for drilling operations, drilling bonds, and reports concerning operations. Texas and Wyoming laws contain provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells, and the regulation of the spacing, plugging, and abandonment of wells.

Environmental Regulations

Our operations are affected by the various state, local and federal environmental laws and regulations, including the Oil Pollution Act of 1990, Federal Water Pollution Control Act, and Toxic Substances Control Act. The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

Generally, environmental laws and regulations govern the discharge of materials into the environment or the disposal of waste materials, or otherwise relate to the protection of the environment. In particular, the following activities are subject to stringent environmental regulations:

•	drilling,

•	development and production operations,

•	activities in connection with storage and transportation of oil and other liquid hydrocarbons, and

•	use of facilities for treating, processing or otherwise handling hydrocarbons and wastes.

Violations are subject to reporting requirements, civil penalties and criminal sanctions. As with the industry generally, compliance with existing regulations increases our overall cost of business. The increased costs cannot be easily determined. Such areas affected include:

•	unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water,

•	capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes, and

•	capital costs to construct, maintain and upgrade equipment and facilities and remediate, plug, and abandon inactive well sites and pits.

Environmental regulations historically have been subject to frequent change by regulatory authorities. Therefore, we are unable to predict the ongoing cost of compliance with these laws and regulations or the future impact of such regulations on operations. However, we do not believe that changes to these regulations will have a significant negative affect on operations with the acquired assets.

A discharge of hydrocarbons or hazardous substances into the environment could subject us to substantial expense, including both the cost to comply with applicable regulations pertaining to the clean up of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. We do not maintain insurance for protection against certain types of environmental liabilities.

Employees

Energytec presently has 10 full-time executive, operational, and clerical employees. In addition, we employ 74 full time production employees through Comanche Well Service Corporation to maintain, drill and rework our wells. None of our employees is a member of a labor organization or is covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Factors to Consider Regarding Energytec and Its Business

Our actual drilling results are likely to differ from our estimates of proved reserves, so our future results of operations will likely be different from what we estimate, which could cause volatility in the valuation of Energytec in the public stock market.

We may experience production that is less than estimated in our reserve reports and drilling costs that are greater than estimated in our reserve reports. Such differences may be material. Estimates of our oil and natural gas reserves and the costs associated with developing these reserves may not be accurate. Development of our reserves may not occur as scheduled and the actual results may not be as estimated. Drilling activity may result in downward adjustments in reserves or higher than estimated costs. Our estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves are based upon engineering data obtained from a number of sources, the reliability of which can vary, and various assumptions pertaining to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering, and economic data for each reservoir. Therefore, these estimates are inherently imprecise and may be adjusted from period to period to reflect production history, results of development, prevailing oil and natural gas prices, and other factors, many of which are beyond our control. Variances in production from estimates and adjustments to future estimates, if significant, could create volatility in the valuation of Energytec in the public market.

Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties, which could diminish the recoverable hydrocarbons from our properties and future net revenues from our reserves.

The properties in which we hold an interest in Texas are located in areas where there has been production for a number of years on properties in close proximity to ours. A portion of this production may be from the same geologic reservoir or formation from which our production is gathered. Continued production and new drilling activity on properties close to our properties could diminish the quantity of hydrocarbons recoverable from our properties, which would adversely affect future net revenues.

Natural gas and oil prices are volatile, and low prices have had in the past and could have in the future a material adverse impact on our business and the value of your investment in Energytec.

Our revenues, profitability, and future growth and the carrying value of our properties depend substantially on the prices we will realize for our natural gas and oil production. Realized prices also affect the amount of cash flow available for capital expenditures and development of the oil and gas properties acquired. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand and other factors that will be beyond our control, such as, the domestic and foreign supply of oil and natural gas, weather conditions, domestic and foreign governmental regulations, political conditions in oil or natural gas producing regions, the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels, and the price and availability of alternative fuels. While price volatility impacts the oil and gas industry in general, price drops caused by this volatility has a substantially greater impact on smaller independent oil and gas companies, including Energytec, because of the more limited resources they have to sustain themselves through such periods. A substantial or extended decline in oil and natural gas prices may materially and adversely affect Energytec’s future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures.

Our insurance coverage may not be sufficient to cover some liabilities or losses we may incur, so a substantial liability or loss not covered by insurance would diminish the resources we have to pursue our business and adversely affect our results of operations and the value of Energytec.

The occurrence of a significant accident or other event not fully covered by insurance could have a material adverse effect on Energytec’s operations and financial condition. Insurance will not protect Energytec against all operational risks. It is not expected Energytec will carry business interruption insurance at levels that would provide enough funds to continue operating without access to other funds. For some risks, Energytec may not obtain insurance if it believes the cost of available insurance is excessive relative to the risks presented or the financial resources of Energytec. In addition, pollution and environmental risks generally are not fully insurable. A significant uninsured loss or liability could have a material adverse effect on the business and financial condition of Energytec and the value of your investment.

The oil and gas industry is highly competitive in all aspects, which will affect our future development. Energytec will be competing with major oil and gas companies, numerous independent oil and gas producers, individual proprietors, and investment programs for oil and gas properties suitable for development and the financial and other resources required to pursue development. Many of these competitors possess financial and personnel resources substantially in excess of those available to us and may, therefore, be able to pay greater amounts for desirable leases and define, evaluate, bid for and purchase a greater number of potential producing prospects than our resources permit. These factors may adversely affect our future growth.

Environmental matters and governmental regulations may have a substantial impact on our operations.

Energytec’s operations are subject to numerous federal, state and local laws and regulations controlling the discharge of material into the environment or otherwise relating to the protection of the environment. Such matters have not had a material effect on our operations to date, but future changes in such regulations or our operations could result in environmental control obligations for Energytec that could have any material effect on capital expenditures, earnings, or competitive position.

The production and sale of crude oil and natural gas are currently subject to extensive regulations of both federal and state authorities. At the federal level, there are price regulations, windfall profit taxes, and income tax laws. At the state level, there are severance taxes, ad valorem taxes, proration of production, spacing of wells, and permits to drill and produce oil and gas. Although compliance with these laws and regulations has not had a material effect on our operations, future changes in such regulations or our operations could result in regulatory obligations for Energytec that could have any material effect on capital expenditures, earnings, or competitive position.

Energytec depends on the services of its Chief Executive Officer, the loss of which could adversely affect our ability to effectively pursue our business operations.

Frank W. Cole, our Chief Executive Officer and President, is 79 years old and it is not possible to predict how long Mr. Cole will continue in this position. We do not have a written employment agreement with Mr. Cole and have not acquired any key man life insurance on Mr. Cole. The loss of the services of Mr. Cole would likely have a material adverse effect on Energytec because of the substantial reliance historically placed on Mr. Cole’s expertise in identifying prospects for acquisition and planning and supervising reworking and drilling projects on properties acquired. We expect Energytec’s future success will depend on the recruitment and retention of additional highly skilled and experienced management and technical personnel. There is no assurance that Energytec will be able to attract and retain additional skilled personnel on acceptable terms given the competition for such personnel among numerous oil and gas companies.

Future Information and Reports

As a result of filing this registration statement we are required to file with the Securities and Exchange Commission annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports of certain events on Form 8-K, and proxy and information statements disseminated to stockholders in connection with meeting of stockholders and other stockholder actions. Copies of these and any other materials we file with the Commission may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of our filings may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the Commission are also available through the its web site at http://www.sec.gov.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

The following tables set forth selected financial data for each of the years in the five-year period ended December 31, 2004. The consolidated statement of operations data and balance sheet data are derived from the audited Consolidated Financial Statements of Energytec. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this registration statement.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Net revenues	$3,802,909	$1,811,107	$1,019,976	$774,354	$366,159
Gross profit	$653,853	$386,308	$59,178	$276,137	$193,378
Net income (loss)	$5,304,028	$1,800,078	$921,519	$59,182	$68,978
Net income (loss) per share:
Basic	$.10	$.04	$.02	$.002	$.002
Diluted	$.10	$.04	$.02	$.002	$.002

Consolidated Balance Sheet Data:

	December 31,
	2004	2003	2002	2001	2000
Total assets	$28,610,040	$12,677,619	$7,732,783	$2,983,658	$2,671,311
Long-term obligations	$2,334,581	$2,477,744	$2,102,749	$229,502	$163,653
Cash dividends per common share	$0	$0	$0	$0	$0

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Energytec is engaged in oil and gas producing activities through the acquisition of oil and gas properties that have previously been the object of exploration or producing activity, which management believes have potential for improved production rates and resulting income by application of both conventional and non-conventional improvement and enhancement techniques. We own working interests in 58,361 acres of oil and gas leases in Texas and Wyoming that now include 146 gross producing wells and 332 gross non-producing wells. We also own a gas pipeline of approximately 63 miles in Texas. Energytec is pursuing an ongoing reworking and drilling program to increase production from its properties. Energytec also owns a well service business operated through its subsidiary, Comanche Well Service Corporation, which is currently servicing Energytec properties.

For the Three Months Ended March 31, 2005 Compared to 2004

Results of Operations

Revenues

For the three months ended March 31, 2005, oil and gas revenue was $298,955, an increase of approximately $82,000 from $217,272 for the same period in 2004. Increases for 2005 are due primarily to higher prices for oil and gas as well as the completion of additional wells on various leases. Gas sales for the three months ended March 31, 2005, totaled $300,164, a slight decrease from $309,316 for the same period in 2004 due to operational issues at our gas purchaser’s plant.

Well service revenue was $579,699 for the three months ended March 31, 2005, an increase of approximately $244,000 from $335,709 for the three months ended March 31, 2004. The increase was due to the completion and restoration of additional wells. Energytec has added well service units and a drilling rig which has allowed it to service more leases, resulting in additional revenues.

Expenses

Oil and gas expenses totaled $176,063 for the three months ended March 31, 2005. This represents an increase of approximately $29,000 from $146,540 for the same period in 2004. The increase in the oil and gas expenses is directly related to the increase in the related revenue.

Well service expenses for the three months ended March 31, 2005 totaled $687,069, an increase of $474,700 from $212,369 for the three months ended March 31, 2004. Energytec utilized employees for construction of well service units, a shop, and rigs throughout 2003 and for a portion of 2004. This resulted in lower well service expenses. During the latter part of 2004, Energytec hired additional employees to run the well service units and in preparation to run the drilling rig that will be put into operation in the second quarter of 2005. Expenses increased due to the increase in completions, drilling, and workovers in the first quarter of 2005 as compared to the same period of 2004.

The cost of gas purchases for the three months ended March 31, 2005 totaled $262,367, resulting in a gross profit from the sale of gas for the three months ended March 31, 2005 of $37,797, a gross profit margin of 13%. The gross profit margin for the three months ended March 31, 2004 was 14%.

Depreciation, depletion, and amortization for the three months ended March 31, 2005 totaled $170,573, an increase of $67,532 from $103,041 for the three months ended March 31, 2004. The increase is due to the addition of oil and gas properties and the addition of well service units and vehicles.

During the year ended December 31, 2004, Energytec retired outstanding installment loans and convertible notes as well as a portion of its bank debt. Interest expense for the three months ended March 31, 2005, decreased approximately $42,000 to a total of $27,541 from $69,225 for the three months ended March 31, 2004.

General and administrative expenses totaled approximately $582,000 for the three months ended March 31, 2005, an increase of approximately $433,000, from $148,870 for the same period in 2004. As Energytec has continued to grow as a result of acquisitions it has continued to expand its leased space, outside consulting costs and employed personnel.

Other Income

As in prior years, Energytec generated capital for its drilling activities through the sale of working interests. The gain on the sale of working interests for the three months ended March 31, 2005, totaled approximately $1.9 million, which is consistent with the same period for 2004.

Net Income Available to Common Shares

For the three months ended March 31, 2005, Energytec had earnings before tax of $720,231 compared with earnings before tax of $1,202,550 for the same period in 2004. Earnings after tax resulted in basic and diluted earnings per share of $0.01 for the three months ended March 31, 2005, compared to $0.02 for the three months ended March 31, 2004.

Environmental Matters

During November 2004, we experienced an oil spill on land where one of our wells is located. We are in the process of completing the remediation process which includes the final soil restoration and reforestation of approximately 14 acres. We have filed a claim with both our primary and secondary insurance carriers and the claim is currently being processed and documented. Complete settlement of the claim may take up to one year. Subsequent to March 31, 2005, Energytec entered into a settlement agreement with the Environmental Protection Agency with regard to the spill and paid a fine of $4,000. We also had a field examination by the Environmental Protection Agency as a part of a major new initiative commenced by the EPA in East Texas. We had four leases inspected and received no negative findings. There have been no other significant changes to our environmental matters. Changes in accrued liabilities for remediation and receivables for recoverable costs are described in Note 8 to the consolidated financial statements for the interim period ended March 31, 2005 on page 59.

Liquidity and Capital Resources

Capital expenditures in the first quarter of 2005, totaled approximately $4.1 million which was funded primarily from cash reserves and proceeds from the assignment of working interests. We anticipate that the total capital budget for 2005 will be approximately $15 million. The capital expenditures will be focused primarily in East Texas. The budget is highly dependent on future oil and natural gas prices and the availability of funding to be provided through outside funding sources and internally generated cash flows.

We also received approximately $1.5 million for stock subscriptions at the end of the three months ended March 31, 2005. The stock will be issued in the second quarter of 2005.

For the Year Ended December 31, 2004 compared to 2003

Results of Operations

Revenues

For the year ended December 31, 2004, oil and gas revenue continued to increase by approximately $163,000 from $839,900 for the year ended December 31, 2003. The year ended December 31, 2003, reflected a greater increase due to the addition of Redwater leases and the acquisition of the Redwater pipeline in December of 2002 and 100% ownership of the working interests through the majority of the 2003 year. Increases for the year ended December 31, 2004 were not as significant due to the assignment of working interests in the Redwater leases. Increases for 2004 are due primarily to higher prices for oil and gas. Gas sales for the year ended December 31, 2004 totaled $1,359,089, an increase of $834,224 from $524,865 for the year ended December 31, 2003 due to higher gas prices and additional production.

Well service revenue increased approximately $997,000 for the year ended December 31, 2004 from $443,789 for the year ended December 31, 2003. The increase was due to the completion of 27 wells in the Trix-Liz field and the restoration of production of over 20 wells in the Kilgore field.

Expenses

Oil and gas expenses totaled $737,092 for the year ended December 31, 2004. This represents an increase of approximately $291,343, or 65% from $445,749 for the year ended December 31, 2003. The increase in the oil and gas expenses is directly related to the increase in the related revenue.

Well service expenses for the year ended December 31, 2004 totaled $1,234,261, an increase of $704,835 from $529,426 for the year ended December 31, 2003. During 2003, Energytec utilized its personnel to construct assets which were capitalized resulting in lower well service expenses for 2003. Although we continued to utilize employees for similar projects for 2004, expenses increased due to the increase in completions, drilling, and workovers for 2004.

The cost of gas purchases for the year ended December 31, 2004 totaled $1,177,703, resulting in a gross profit from the sale of gas for the year ended December 31, 2004 of $181,386, a gross profit margin of 15%. The gross profit margin for the year ended December 31, 2003 was 14%.

Depreciation, depletion, and amortization for the year ended December 31, 2004 totaled $418,374, an increase of $88,643 from $329,731 for the year ended December 31, 2003. The increase is due to the addition of oil and gas properties.

During the year ended December 31, 2004, we retired outstanding installment loans and convertible notes as well as a portion of our bank debt. Interest expense for the year ended December 31, 2004, increased approximately $66,906 to a total of $247,595 from $180,689 for the year ended December 31, 2003.

General and administrative expenses totaled approximately $2,034,894 for the year ended December 31, 2004, an increase of approximately $1,441,000, from $593,881 for the year ended December 31, 2003. As Energytec has continued to grow as a result of acquisitions it has continued to expand its leased space, outside consulting costs and employed personnel.

Other Income

As in prior years, Energytec generated capital for its drilling activities through the sale of working interests. The gain on the sale of working interests for the year ended December 31, 2004, totaled approximately $10.5 million, an increase of approximately $7 million from $3.5 million for the year ended December 31, 2003.

Net Income Available to Common Shares

During 2004, we had earnings before tax of $8,350,928 compared with earnings before tax of $2,768,030 for 2003. Improved results for the year ended December 31, 2004, were primarily due to the additional sales of working interests and additional earnings from oil and gas sales. Earnings after tax resulted in basic and diluted earnings per share of $0.10 for the year ended December 31, 2004, a 250% increase, compared to $0.04 for the year ended December 31, 2003.

For the Year Ended December 31, 2003 compared to 2002

Results of Operations

Revenues

For the year ended December 31, 2003, oil and gas revenue totaled $839,900, increasing approximately $597,000 from $242,850 for the year ended December 31, 2002. The increase was primarily due to the addition of Redwater leases and the acquisition of the Redwater pipeline in December of 2002, which also accounts for gas sales of $524,865 for the year ended December 31, 2003. For the first seven months of 2003, Energytec held 100% of the working interest in the Redwater leases. Beginning in August of 2003, certain working interests were sold to individual investors to generate capital for operations.

Well service revenue declined approximately $333,000 for the year ended December 31, 2003 from $776,761 the year ended December 31, 2002. For the year ended December 31, 2003, Energytec utilized its employees to construct equipment and facilities to facilitate its operations. This resulted in the decline in the billings for well service revenue from outside parties.

Expenses

Oil and gas expenses totaled $445,749 for the year ended December 31, 2003. This represents an increase of approximately $153,000, or 52% from $239,091 for the year ended December 31, 2002. The increase in the oil and gas expenses is directly related to the increase in the related revenue from acquisitions as noted above.

As noted earlier, Energytec utilized its employees to construct certain assets during the year ended December 31, 2003. Costs associated with the construction were capitalized as property, plant, and equipment. This resulted in a decline in well service expenses of approximately $138,000 from $667,707 for the year ended December 31, 2002.

In December of 2002, Energytec acquired a gas pipeline in East Texas. We recognized income from the sale of gas transported through this pipeline. The cost of purchasing the gas for the year ended December 31, 2003 totaled $449,624, resulting in a gross profit from the sale of gas for the year ended December 31, 2003 of $75,241.

Depreciation, depletion, and amortization for the year ended December 31, 2003 totaled $180,689, an increase of $140,114 from $40,575 for the year ended December 31, 2002. The increase is due to the addition of oil and gas properties, pipeline and other supporting equipment.

In December 2002, we assumed bank debt of approximately $1.9 million in conjunction with the acquisition of the Redwater properties and pipeline. Consequently the interest expense for the year ended December 31, 2003, increased approximately $140,000 to a total of $180,689 from $40,575 for the year ended December 31, 2002.

General and administrative expenses totaled approximately $594,000 for the year ended December 31, 2003, an increase of approximately $375,000, from $218,500 for the year ended December 31, 2002. We hired additional personnel and took on additional leased space to provide for the increase in activity from the acquisition of the Redwater leases and the gas pipeline.

Other Income

Energytec generates a significant amount of capital for its drilling activities through the sale of working interests. The gain on the sale of working interests for the year ended December 31, 2003, totaled approximately $3.5 million, an increase of approximately $2.1 million from $1.4 million for the year ended December 31, 2002.

Net Income Available to Common Shares

During 2003, we had earnings before tax of $2,768,030, compared with earnings before tax of $936,614 for 2002. Improved results for the year ended December 31, 2003, were primarily due to the income from acquisitions as described above and additional sales of working interests. Earnings after tax resulted in basic and diluted earnings per share of $0.04 for the year ended December 31, 2003, a 200% increase, compared to $0.02 per share for the year ended December 31, 2002.

Liquidity and Capital Resources

Capital expenditures in 2004 were approximately $13 million which was funded primarily from the sale of common stock and assignment of working interest. At December 31, 2004, we had $6.5 million in cash remaining from the sale of common stock and assignment of working interests. We currently expect that our 2005 capital expenditure budget will be $15 million to be spent principally on exploration and development activities, primarily on our three major projects in East Texas and the thermal project in Wyoming. This budget is highly dependent upon future oil and natural gas prices and the availability of funding to be provided through internally generated cash flows, additional funding sources, and future drilling successes.

We expect to receive future cash flow through production from existing producing properties and new producing properties that may be discovered through exploration, along with development properties added to existing fields. In the current and projected oil and gas price environment, Energytec may seek to monetize certain of its more developed properties through a sale, a production payment, or other mechanism. Proceeds, if any, would be used for working capital. To the extent proceeds exceed our working capital needs, we may distribute the excess to our shareholders.

Energytec retired all installment debt and approximately $500,000 of bank debt during the year ended December 31, 2004. We do not currently have any plans that would necessitate additional borrowings.

At December 31, 2004, Energytec had $175,000 of convertible debentures outstanding with various individuals. The notes bear interest at 8% with a maturity in 2008. The debentures are convertible, at the option of holder, into shares of our common stock at a conversion price of $2.00. Interest is payable monthly in arrears on or before the 15th of each month. Additional interest equal to .5% or 1% of the principal amount is payable to the holder if the average net price per mcf of gas does not fall within given ranges for each six month measurement period. The net price per mcf has fallen within the ranges since the issuance of the debentures.

Distributions on our common stock may be declared and paid out of funds legally available when and as determined by our board of directors. Our policy is to hold and invest corporate funds on a conservative basis. For this reason, stock dividends have been awarded in 2003 and 2004. During the year ended December 31, 2003, a stock dividend of 5% was declared to holders of record as of June 15, 2003. For the year ended December 31, 2004, a stock dividend of 6% was declared to holders of record as of November 1, 2004.

During November 2004, approximately eight barrels of oil were spilled on land where one of our wells is located. Through the end of December 2004, we had expended approximately $520,000 of costs related to the clean up which is governed by the Texas Railroad Commission (TRC) and other attendant regulatory authorities. An additional $1.4 million was expended in early 2005 in connection with the clean up and additional preventative measures. As of this date, the TRC has given us clearance to complete the remediation process which includes the final soil restoration and reforestation of approximately 14 acres. We have filed a claim with both our primary and secondary insurance carriers. The claim is currently being processed and documented. We expect to recover the costs associated with the clean up; however, complete settlement of the claim may take up to one year.

We have contractual obligations and commitments that may affect our financial position. However, based upon our assessment of the provisions and circumstances of our contractual obligations and commitments, we do not feel there would be an adverse effect on our consolidated results of operations, financial condition or liquidity as a result of these obligations.

Contractual Obligations

The Company is obligated under certain contractual arrangements for future cash expenditures. The following table sets forth our contractual obligations at December 31, 2004 for the periods shown:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term Debt	$1,978,796	$826,094	$847,488	$305,214	—
Operating Lease Obligations	58,672	58,672	—	—	—

Total	$2,037,468	$884,766	$847,488	$305,214	—

Critical Accounting Policies and Estimates

Energytec prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. In response to SEC Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” described below are certain of these policies that are likely to be of particular importance to the portrayal of Energytec’s financial position and results of operations and require the application of significant judgment by management. Energytec will analyze estimates, including those related to oil and gas revenues, reserves and properties, as well as goodwill and contingencies, and base its estimates on historical experience and various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. You should expect the following critical accounting policies will affect management’s more significant judgments and estimates used in the preparation of Energytec’s financial statements.

Revenue Recognition

Energytec recognizes revenue associated with the sales of crude oil and natural gas when title passes to the customer. Revenues from the production of properties in which we have an interest with other producers are recognized on the basis of our net working interest.

Oil and Gas Properties

Energytec uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and costs to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Energytec’s experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Oil and Gas Reserves

The process of estimating quantities of oil and gas reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given field may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various fields make these estimates generally less precise than other estimates included in the financial statement disclosures.

Energytec will use the unit-of-production method to amortize our oil and gas properties. Changes in proved developed reserve quantities will cause corresponding changes in depletion expense in periods subsequent to the quantity revision.

Impairment of Long-Lived Assets

Energytec will account for its long-lived assets, including oil and gas properties, under the provisions of SFAS No. 144. This provision requires the recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The Company recorded $78,601 and $120,905 for the years ended December 31, 2002 and 2004, respectively. There was no impairment for the year ended December 31, 2003.

Accounting for Asset Retirement Obligations

Energytec will account for the asset retirement obligations under the provisions of FASB No. 143, which requires the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recognized.

Federal Income Taxes

Energytec will account for federal income taxes under the provisions of SFAS No. 109, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carry forwards, are required to the extent that realization of such benefits are more likely than not.

Accounting for Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages entities to recognized compensation costs for stock-based employee compensation plans using the fair value method of accounting, as defined therein. In December 2004, the FASB issues SFAS 123R, “Share-Based Payments,” revising SFAS No. 123, “Accounting for Stock Based Compensation,” and superseding “Accounting for Stock Issued to Employees.” SFAS 123R establishes standards for the accounting of transactions in which an entity exchanges it equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the effective date and to awards modified, purchased or canceled after that date. Adoption is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Energytec plans to adopt SFAS 123R in the first quarter of 2005. Management does not believe the adoption of this accounting pronouncement will have a material impact on Energytec’s financial position or operating results.

Goodwill

Energytec will account for any goodwill it may recognize in the future in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires an annual impairment assessment. A more frequent assessment is required if certain events occur that reasonably indicate an impairment may have occurred. The volatility of oil and gas prices may cause more frequent assessments. The impairment assessment requires Energytec to make estimates regarding the fair value of the reporting unit. The estimated fair value is based on numerous factors, including future net cash flows of Energytec’s estimates of proved reserves as well as the success of future exploration for and development of unproved reserves. These factors are each individually weighted to estimate the total fair value of the reporting unit. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the unit is considered not impaired. If the carrying amount exceeds the estimated fair value, then a measurement of the loss must be performed, with any deficiency recorded as an impairment.

Contingencies

A provision for contingencies is charged to expense when the loss is probable and the cost can be reasonably estimated. Determining when expenses should be recorded for these contingencies and the appropriate amounts for accrual is a complex estimation process that includes subjective judgment. In many cases, this judgment is based on interpretation of laws and regulations, which can be interpreted differently by regulators and/or courts of law. Energytec will closely monitor known and potential legal, environmental, and other contingencies and periodically determine when it should record losses for these items based on information available to it.

Recent Accounting Developments

The FASB recently engaged in discussions regarding the application of certain provisions of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, to companies in the extractive industries, including oil and gas companies. The FASB noted inconsistencies between the Provisions of SFAS No. 141 and SFAS No. 142 and Emerging Issues Task Force (EITF) Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets. The provisions of SFAS No. 141 and SFAS No. 142 would require registrants to classify costs associated with mineral rights, including both proved and unproved lease acquisition costs, as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs, and provide specific footnote disclosures. The provisions of EITF Issue No. 04-2 defined the costs associated with mineral rights, including both proved and unproved lease acquisition costs, as tangible assets in the balance sheet. On April 30, 2004, the FASB directed the issuance of a FASB Staff Position (FSP) to amend statements SFAS No. 141 and SFAS No. 142 to address this inconsistency. This FSP amended SFAS No. 141 to state that mineral rights are considered tangible assets based upon the consensus in EITF Issue No. 04-2 and amended SFAS No. 142 to remove any reference to mineral rights being classified as intangible assets. The guidance in this FSP shall be applied to the first reporting period after April 29, 2004. Energytec will continue to include oil and gas lease acquisition costs as a component of oil and gas properties as directed by EITF Issue No. 04-2 and FSP FAS 141-1 and FAS 142-1.

During 2004, the EITF discussed Issue No. 04-9, “Accounting for Suspended Well Costs.” Under SFAS No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies,” requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. If the well has found proved reserves, the capitalized costs are included in wells, equipment and facilities. If, however, the well has not found proved reserves, the capitalized costs of drilling the well are expensed, net of any salvage value, within one year except under certain specific circumstances. The application of this guidance has caused confusion within the industry. The EITF removed this issue from their September 2004 meeting and requested that the FASB consider an amendment to SFAS No. 19 to address this issue. The FASB issued on February 5, 2005 an FSP that would amend SFAS No. 19 to permit the continued capitalization of exploratory wells costs beyond one year if the well had found sufficient quantity of reserves to justify its completion as a producing well and that the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. Comments on the FSP are due in March, and the FASB is expected to issue guidance on this FPS that would be applied in the first reporting period beginning after the FSP is issued.

Energytec will continue to carry as an asset the cost of drilling exploratory wells that find sufficient quantities of reserves to justify their completion as producing wells if the required capital expenditure is made and drilling of additional exploratory wells is under way or planning for the near future. Once these activities have demonstrated that the reserves or economically producible, the project will be reviewed to ensure proper capital is allocated to the project so the proper development of the reserves is accomplished. Exploratory wells not meeting these criteria will be expenses and Energytec does not believe that this issue will have a material impact on its financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange, interest rates, and commodity prices.

Currently the Company is not involved in any hedge contracts or foreign contracts and therefore has no exposure to such risks. All long-term debt is subject to a fixed rate and as such is not subject to fluctuations in the market rate.

Our major market risk exposure is in the pricing applicable to our oil production and natural gas sales. Realizing pricing is primarily driven by the prevailing domestic price for crude oil. Historically, prices received for oil and gas sales have been volatile and unpredictable. We expect pricing volatility to continue. Oil prices ranged from a low of $34.31 per barrel to a high of $45.43 per barrel during 2004. Gas prices during 2004 ranged from a low of $5.78 per mcf to a high of $7.29 per mch. A significant decline in the prices of oil or natural gas could have a material adverse effect on our financial condition and results of operations.

Special Note Regarding Forward-Looking Statements

This registration statement contains forward-looking statements within the meaning of the federal securities laws that relate to future events or Energytec’s future financial performance. All statements in this registration statement that are not historical facts, including, but not limited to, statements about oil and gas exploration and development activities, oil and gas reserves, oil and gas prices, competition with other oil and gas companies, government regulation of the oil and gas industry and related matters, and plans and objectives for future operations, are hereby identified as “forward-looking statements.” The words “may,” “should,” “will,” “expect,” “could,” “anticipate,” “believe,” “estimate,” “plan,” “intend” and similar expressions have been used to identify certain of the forward-looking statements. Forward-looking statements are based on current expectations, estimates, and projections, and they are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this registration statement.

ITEM 3. PROPERTIES

Oil and Gas Properties

Our various oil and gas properties are described below. The following table presents the average monthly oil and gas production rates based upon Energytec’s net interest in each of these properties:

Field	Oil (Bbl)	Gas (Mcf)
Talco/ Trix-Liz Field	691.19	—
Sulphur Bluff Field	44.16	—
Redwater Field	564.60	8,504.07
Hutt Field	385.10	—
Luling Field	42.42	—
Milam Field	39.28	—
Kilgore Field	324.97	83.63

Talco/ Trix-Liz Field. The Talco and Trix-Liz fields are located in Titus County, Texas, near the town of Talco, about 135 miles northeast of Dallas on 2,252 lease acres. The wells in this field produce from the Woodbine Sands at depths ranging from 3,200 to 3,900 feet and from the Paluxy Sands at a depth of about 4,300 feet. Both the Woodbine Sands and Paluxy Sands are characterized by active water drives and reservoirs. The wells in this field are older wells that were shut down and most of the well equipment removed when the price of oil declined to less than $8.00 per barrel in the mid 1990s. At present 25 of the wells in this field are back in production, six are injection wells, and 10 are plugged. Energytec believes approximately 65 of the remaining wells can be reworked successfully and the remaining 64 wells will continue to be evaluated. In addition to existing wells, we implemented an infill drilling program. We drilled 27 wells in this program, of which all are now producing oil, and our goal is to drill 30 additional wells by the end of 2005. Our ownership interest in the Talco/ Trix-Liz wells averages approximately 20% across the field.

Sulphur Bluff Field. The Sulphur Bluff Field is located in Hopkins County, Texas, three miles south of the town of Sulphur Bluff and approximately half way between Dallas and Texarkana. Energytec owns the majority (878 lease acres or approximately 80 percent) of this Field, which was discovered in 1925. The 28 wells in this field produce from the Paluxy formation, which is an active water driven reservoir. Through September 2004, Energytec had spent approximately $700,000 on the leases to re-build infrastructure, replace production equipment, and begin a major reservoir analysis and engineering evaluation. Eight wells are under evaluation for production, five are injection wells, and the remaining 15 wells are under evaluation for production capability in 2005. Our ownership interest in the Sulphur Bluff Field wells averages 80% across the field.

Redwater Properties. The Redwater properties consist of mineral leases covering 3,778 acres in Bowie, Cass, and Rains counties in northeast Texas approximately 20 miles from Texarkana and 140 miles northeast of Dallas. There are a total of 13 wells with nine currently in production and four being evaluated for production. Most of the production is gas production with a high sulfur content from the Smackover formation, although there are also four oil wells, primarily, with some associated gas production. Our ownership interest in the Redwater wells averages 50% across the field.

Hutt Field Property. Energytec holds working interests, averaging 15% across the field, in 12 oil wells and two water injection wells in Atascosa and McMullen Counties, Texas. These wells are located 17 miles south of the town of Jourdanton and about 65 miles southwest of San Antonio, and are located on 1053 lease acres. Twelve of the wells are producing and one is being evaluated for production. These wells produce from the Wilcox Formation at a depth of about 5,400 feet. An active water drive that forces oil to migrate and reservoirs where the oil accumulates are characteristics of this type of formation.

Kilgore Field. Energytec leases approximately 14 acres near Kilgore, Texas for use as a central office for the leases and operations in the East Texas Field. Energytec has an office building, a shop facility and a storage yard for its equipment and supplies. The annual rental for this facility is $10,000 plus utilities. The rentals are paid one year in advance and renew year to year. We have 126 wells, of which 41 are producing in the East Texas Field, which is identified in “The Handbook of Texas Online,” posted by the Texas Historical Association as the largest and most prolific oil field in the contiguous United States (having produced nearly 5.2 billion barrels of oil since 1930). Energytec holds working interests averaging fifty percent (50%) across the field.

Oil production is from the Woodbine formation at about 3,500 feet in depth. The Woodbine is a sandstone with an active water drive. While many wells in the East Texas Field have ceased production due to water encroachment, we have studied the movement of the water in the Field and concluded that its wells are in the eastern portion of the Field and will be among the very last wells that will be subject to this encroachment. The Bureau of Economic Geology at the University of Texas has estimated that over 660 million barrels of oil remain in the Field and can be subjected to recovery by the use of new technologies and operations now available in the industry.

Milam Field. Energytec owns a two acre tract in the town of Rockdale, Texas which is approximately 60 miles northeast of Austin. On this tract, Energytec has a shop facility and a storage year for its equipment, and there is also a producing well on the same tract. This location provides support services for our operations in Milam County and Burleson County. Energytec owns leases containing 34 wells which 6 are producing in these two counties and holds working interests averaging fifty percent (50%) across the field. The wells produce from the Olmos formation, a prolific formation throughout central and south Texas. We believe significant amounts of oil remain in place that can be recovered through the use of modern drilling practices and recently developed recovery methods.

Luling Field. Energytec rents a four acre tract in Luling, Texas which is approximately 60 miles east of San Antonio. The tract has a shop facility and a storage year. This facility provides support for Energytec’s leases in Caldwell and Guadalupe Counties. A total of 86 wells in which 18 are producing are in those leases. These wells were drilled in the Austin Chalk where the majority of the estimated original oil in place still remains. Energytec believes significant recovery operations exist based on new drilling techniques and enhanced recovery methods. We are currently evaluating the results of a five-well pilot project conducted in January and February 2005 utilizing just such new techniques.

Big Horn Field. Energytec holds a 44 percent working interest in approximately 48,427 acres of oil leases in Big Horn County, Wyoming. A portion of these are U.S. Bureau of Land Management 10-year leases originated in July 1998 and acquired by Energytec in July 1999. The remainder are U.S. Bureau of Land Management and private leases acquired in 2004. The Big Horn Field is a large and well-defined oil accumulation with 37 drilled wells. The oil is mostly too viscous to commercially produce without heat. Engineering studies have indicated that a thermal recovery project with either steam injection or in-situ combustion may produce economic rates. At present two pilot program wells have been drilled and oil produced without steam injection. We received authority to steam, soak, and produce the Cinnamon Bear 2-4 well and Cole Federal well, which we began in 2005. After we complete steaming these wells we will evaluate the results and determine how to proceed with the Big Horn Field.

Redwater Gas Pipeline. The Redwater pipeline is approximately 63 miles of transmission gas lines with associated compressors, treatment facilities, and isolation stations. Fifty miles of the line is six-inch and the balance is four-inch. The terminus of the line is into a processing plant owned by Enbridge Pipelines Texas. There is also a nine acre tract used by Energytec for field operations, as well as storage, warehousing, and repair facilities. At the present time the pipeline is gathering and delivering gas only form Energytec wells in the area. It has the capacity, however, to gather and deliver gas from other wells and in the future Energytec may evaluate the potential for developing the pipeline as a gathering system for wells owned by others in the areas.

Oil and Gas Ownership and Net Interest Amounts

The following table sets forth the oil and gas produced from the net interest in producing properties owned by Energytec for the 12-month periods ended December 31, 2004, 2003, and 2002.

	Year Ended December 31
	2004	2003	2002
Oil Sales, Barrels	24,615	23,828	23,828
Gas Sales, MCF	103,052	94,397	94,397
Average Sales Price ($/Bbl)	$25.50	$22.51	$19.27
Producing Costs ($/Bbl)	$15.49	$13.19	$8.83

For the year ended December 31, 2002, three customers accounted for 50%, 28% and 19% of the Company’s oil and gas sales, respectively. For the year ended December 31, 2003, two customers accounted for 74% and 18% of the Company’s oil and gas sales, respectively. For the year ended December 31, 2004, four customers accounted for 42%, 25%, 12%, and 12% of the Company’s oil and gas sales, respectively.

The following table shows Energytec’s ownership in producing and non-producing wells at December 31, 2004.

	Energytec’s Percentage Ownership in Wells at December 31, 2004
	Producing		Non-Producing
Location	Gross (1)	Net (2)	Gross (1)	Net (2)
Talco/Trix-Liz Field	52	10	129	26
Sulphur Bluff Field	8	6	15	12
Redwater Properties	9	5	4	3
Hutt Field Properties	12	2	1	—
Milam Field	6	3	28	14
Luling Field	18	16	68	61
Kilgore Field	41	21	85	42
Big Horn Field	—	—	2	1

Total	146	63	332	159

(1)	Gross wells are the total number of wells in which Energytec owns a working interest.
(2)	Net wells is computed by multiplying the number of gross wells by Energytec’s working interest in the gross wells.

The following table shows the gross and net developed and undeveloped acreage held by Energytec at December 31, 2004. Net acres are gross acres adjusted by the percentage of working interest in the property.

	Acreage Held by Energytec at December 31, 2004
	Developed Acres		Undeveloped Acres
Location	Gross	Net	Gross	Net
Talco/Trix-Liz Field	2,252	450	—	—
Sulphur Bluff Field	878	702	—	—
Redwater Properties	3,778	1,889	—	—
Hutt Field Properties	1,053	158	—	—
Milam Field	622	311	—	—
Luling Field	469	422	—	—
Kilgore Field	882	441	—	—
Big Horn Field	1,280	563	47,147	20,745

Total	11,214	4,937	47,147	20,745

Oil and Gas Estimates and Producing Activity

The following table sets forth information as to the net proved and proved developed reserves as of December 31, 2004. “Proved reserves” are estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. “Proved developed reserves” are those reserves that are expected to be recovered through existing wells with existing equipment and operating methods. “Proved undeveloped reserves” are those reserves that are expected to be recovered from new wells on un-drilled acreage or from existing wells where a relatively major expenditure is required for re-completion.

The following table also shows present value of the reserves as of December 31, 2004 (based on an annual discount rate of 10 percent) of the estimated future net revenues from the production and sales of the reserves. The future prices received on sales of production from the properties may be higher or lower than the prices used in calculating the estimates of future net revenues, and the operating costs and other costs relating to such production may also increase or decrease from existing levels.

December 31, 2004
Total Proved Reserves:
Oil, condensate and natural gas liquids (Bbls)	3,768,059
Natural gas (Mcf)	2,548,696
Total Proved Developed Reserves:
Oil, condensate and natural gas liquids (Bbls)	1,301,556
Natural gas (Mcf)	376,576

December 31, 2004
Future cash flows	$151,063,095
Future production costs	30,147,406
Future development costs	19,880,000
Future asset retirement costs	4,000,000
Future income tax expense	33,962,491

Future net cash flows	63,073,198
10% annual discount	15,099,222

Standardized measure of discounted future net cash flows related to proved oil and gas reserves	$47,973,976

Future net cash flows were computed using year-end prices and year-end quantities of proved reserves. Future price changes were not considered. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates (adjusted for permanent differences and tax credits) to estimated future pretax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the Securities and Exchange Commission. Actual results may vary substantially as a result of a number of factors, such as price changes, higher than expected production costs, or other variables.

Title to Properties

As is customary in the oil and gas industry, Energytec makes only a cursory review of titles to undeveloped oil and gas leases at the time they are acquired. These cursory title reviews, while consistent with industry practices, are necessarily incomplete. Energytec believes it is not economically feasible to review in depth every individual property acquired. In the case of producing property acquisitions, inspections may not always be performed on every well, and environmental problems such as ground water contamination are not necessarily observable even when an inspection is undertaken. Energytec believes it has good title to its oil and gas properties, some of which may be burdened by immaterial encumbrances, easements and restrictions. The oil and gas properties are also typically subject to royalty and similar non-cost bearing interests customary to the industry. These encumbrances or burdens are not believed to materially affect ownership or the use of the properties.

Nevertheless, there is always a risk that title to the properties may be defective and, as a result, we could loose our right to explore on them. As is customary in the oil and gas industry, we will continue to rely on preliminary title investigation done at that time we acquire an interest in a property. If the title to the prospects should prove to be defective, we could lose the costs of acquisition, or incur substantial costs for curative title work.

Redwater Pipeline

Energytec owns a 10 acre tract in Redwater, Texas which is located twenty miles southeast of Texarkana. We maintainsan office building, shop facility and storage yard at the site. This location provides support services to the thirteen wells and the sixty-three mile pipeline acquired in December 2002. The pipeline has three sections, some of which is four inch, some is six inch and the rest is eight inch and all of which currently transports gas for the benefit of Energytec. Nine of the wells are producing and four of the wells are shut-in awaiting remedial or other work.

We have a supply of pipe, parts and other supplies stored at the Redwater office. All of the wells contain various levels of hydrogen sulfide, and we maintain safety measures for the benefit of the employees and the surrounding communities. Energytec owns equipment enabling the quick repair of leaks and allowing for on-going preventive maintenance by the staff.

The wells produce from the Smackover formation at depths of 9,000 feet and greater. While the wells largely produce natural gas, some of the wells have associated condensate in their production.

The gas is sold pursuant to an agreement with a major purchaser in the area. That agreement ran from August 1999 to August 2004, subject to successive one-year renewal terms. Energytec and the purchaser are currently in mutual negotiations to produce a new five year contract on more favorable pricing and other terms than the present contract. We believe a new agreement will be consummated prior to August 2005 when the parties would have to extend into another one year renewal term.

Comanche Facility

Energytec owns approximately 55 acres a few miles east of the town of Talco in Titus County, Texas. Energytec maintains its field offices at this site, which serves as the headquarters for operations in the Talco and Trix-Liz field as well as the Sulphur Bluff Field. There are two large buildings located on the five acres closest to Highway 71, one building housing offices and the other a shop facility. The shop facility has machining, welding and fabrication equipment and services not only the needs of the Fields named but also supports services needs for the Kilgore area and Redwater, if necessary. The location also houses our inventory of pipe, parts and miscellaneous equipment. We build, re-construct, or repair almost all of our own equipment, including vehicles, well service units, drilling rigs and supporting equipment such as water trucks.

Offices

Energytec leases office space from an executive office lessor at 14785 Preston Road, Suite 550, Dallas, Texas 75254. This executive office arrangement includes nine executive offices, the use of two conference rooms, telephone answering and reception services, photo copy services, word processing and secretarial services, and mail and delivery services, all at fixed fees in place until August 2005. Energytec pays approximately $10,000 per month for the bundled office space and services.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth as of June 15, 2005 the number and percentage of the outstanding shares of common stock, which according to the information available to Energytec, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, and (iii) all current directors and executive officers as a group. To the knowledge of Energytec, no person is the beneficial owner of five percent or more of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Common Shares	Percent of Class
Frank W Cole (1) 6130 Spring Valley Dallas, Texas 75254	1,330,191	2.2

Eric A. Brewster (2) 217 Santa Fe Trail Waxahachie, Texas 75165	896,404	1.5

Ben T. Benedum First Fidelity Bank Building, Suite 200 131 East Main Street Norman, Oklahoma 73069	428,187	0.7

B. Charles Spradlin 301 E. Main Street Kilgore, Texas 75662	212,000	0.3

Massoud Metghalchi 22 Sugar Berry Circle Houston, Texas 77024	25,620	Nil

Don L. Lambert (3) 14785 Preston Road, Suite 550 Dallas, Texas 75254	202,000	0.3

Dorothea W. Krempein 14785 Preston Road, Suite 550 Dallas, Texas 75254	-0-	Nil

All executive officers and directors as a group	3,094,402	5.2

(1)	The number of shares includes 200,000 shares of Energytec common stock that vest in equal annual installments in January 2006, 2007 and 2008 under a restricted stock plan. Eric Brewster is married to the step daughter of Mr. Cole.
(2)	The number of shares includes shares subject to a power of attorney executed by Mr. Brewster’s parents that grants him voting and investment control over shares of Energytec common stock they own.
(3)	The number of shares includes 200,000 shares of Energytec common stock that vest in equal annual installments in January 2006, 2007 and 2008 under a restricted stock plan.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers

The following table sets forth the names, ages, and positions with Energytec for each of the directors and officers.

Name	Age	Position	Since
Frank W Cole	79	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President	July 1999

Eric Brewster	59	Director and Secretary	Sept. 1999

Ben T. Benedum	68	Director	May 2002

B. Charles Spradlin	71	Director	May 2003

Massoud Metghalchi	55	Director	Nov. 2004

Don Lambert	59	Executive Vice President and Chief Operating Officer	Dec. 2004

Dorothea W. Krempein	45	Vice President of Finance and Chief Accounting Officer	Feb 2005

None of the directors or officers holds a directorship in any other publicly held company. All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. The following is information on the business experience of each director and officer.

Frank W Cole. Mr. Cole has served as Chief Executive Officer, President, Chief Financial Officer and a Director since July 1999. Mr. Cole is, and has been for more than five years, the owner of a sole proprietorship, Frank W Cole Engineering, which is engaged in the business of providing oil and gas consulting, development, and operating services. Mr. Cole is the author of three textbooks in the petroleum engineering field and the co-author of two textbooks on drilling practices and techniques. Mr. Cole has a BS in Petroleum Engineering (1948) and a Master’s Degree in Petroleum Engineering (1949) from the University of Oklahoma.

Ben T. Benedum. Mr. Benedum has been a practicing lawyer in Oklahoma since 1965 with the firm of Benedum, Benedum and Walkley. He received a BBA degree from the University of Oklahoma (1959) and a MBA from Indiana University (1961). He received his law degree (Juris Doctorate) in 1965 from the University of Oklahoma.

B. Charles Spradlin. For the past five years Mr. Spradlin has served as Senior Vice President, Oil and Gas Loan Department, Citizens Bank in Kilgore, Texas. A graduate of Oklahoma University and the University of Southern California, Mr. Spradlin holds BS and MS degrees in Petroleum Engineering. He also attended the University of California at Santa Barbara and Pepperdine University where he pursued advanced business studies. He is a registered professional engineer and a member of the Society of Petroleum Engineers.

Massoud Metghalchi, Ph.D. Dr. Metghalchi joined the Board of Directors of Energytec, Inc. on November 19, 2004. Since 2002 he has been the Chairman and a Professor of the Accounting, Economics, Finance and QMS departments at the University of Houston-Victoria. For three years prior to 2002 he was a Professor of Business Administration at that University. He holds a PhD in Economics (1981) from Oklahoma State University. He received his MBA in 1976 from Oklahoma City University and his BS in 1971 from the Institut National Des Sciences Appliquees in Rennes, France.

Don L. Lambert. Mr. Lambert has served as the assistant operating officer of Energytec since September 2002. For over five years prior thereto he was self-employed through American Energy Development Associates, an oil and gas consulting and financial advisory firm in Dallas, Texas. Mr. Lambert earned a BBA degree from the University of Houston (1968) and a JD from the University of Houston Law Center (1973).

Dorothea W. Krempein. Ms. Krempein became a Vice President and Chief Accounting Office for Energytec effective February 15, 2005. Ms. Krempein is a certified public accountant and holds a BBA degree in accounting from Texas Tech University (1982). Since 1985, Ms. Krempein has been employed by Hutton, Patterson & Company, Certified Public Accountants in Dallas, Texas. She became audit partner in 1989 and the senior audit partner in 2001. Ms. Krempein has audited and provided consulting services to both publically and privately held oil and gas companies.

Board Meetings and Committees

The Board of Directors met six times during the year ended December 31, 2004. All directors attended at least 75 percent of the meetings of the Board. Energytec has established two committees of the board, an audit committee and a compensation committee. The audit committee is responsible for financial reporting matters, internal controls, and compliance with the Energytec’s financial polices, and meets with Energytec’s auditors periodically. The compensation committee considers salary and benefit matters for the executive officers and key personnel of Energytec. The members of the audit committee are Charles Spradlin, Massoud Metghalchi, and Ben T. Benedum. The members of the compensation committee are Charles Spradlin and Ben T. Benedum. The Board of Directors has determined that Charles Spradlin is serving as the audit committee financial expert within the meaning of Item 401(h) of Regulation S-K, and that Mr. Spradlin is “independent” under the definition set forth in Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Board Compensation

Effective January 1, 2004 Energytec’s Directors are now compensated for attending meetings of the Board of Directors or for attending meetings of Board committees. Each Director receives a fee of $1,000 for attendance at Board Meetings and any committee meetings held other than those prior to or at the end of a meeting. Expenses are also reimbursed.

ITEM 6. EXECUTIVE COMPENSATION

Annual Compensation

The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Energytec for the years ended December 31, 2004, 2003, and 2002 of those persons who were executive officers of Energytec for the year ended December 31, 2004, and who receive annual salary and bonuses exceeding $100,000.

		Annual Compensation	Long Term Compensation
Name and Principal Position	Year	Salary ($)	Restricted Stock Awards(#)	All Other Compensation ($)
Frank W Cole (1) Chairman, President, and Chief Executive Officer	2004 2003 2002	12,000 81,000 -0-	-0- -0- -0-	137,500 7,332 7,884
Don L. Lambert (2) Executive Vice President and Chief Operating Officer	2004 2003 2002	85,000 69,000 18,000	-0- -0- -0-	25,000 3,000 -0-

(1)	The salary paid to Mr. Cole in 2003 represents consulting fees paid to him as an independent contractor. For the past three years Energytec has made available to Mr. Cole for his use a company car. The annual loan payments on the car represent other compensation.
(2)	The salary paid to Mr. Lambert in 2002 represents consulting fees paid to him for three months of service at the end of that year. He was engaged as an assistant to the chief executive officer at the beginning of 2003. Effective November 8, 2004 he was appointed Executive Vice President and Chief Operating Officer of Energytec. Since July 2003 Energytec has made available to Mr. Lambert for his use a company car. The annual loan payments on the car represent other compensation.

Stock Options

No options to purchase Energytec common stock were issued to any person during the year ended December 31, 2004.

Executive Compensation Arrangements in 2005

There is no present intention to enter into written employment contracts with any of the persons who serve as officers of Energytec. Each of the executive officers serves at the discretion of the Board of Directors and may be terminated at any time for any reason. Upon the recommendation of the compensation committee, the Board of Directors sets annual base salary for each of the executive officers. The compensation committee also recommends to the Board what bonus, if any, will be paid for each year of service, subject to the policy limitation established by the Board that the amount of bonus awarded for any year can not exceed 50 percent of base salary for that year.

The current salaries of the executive officers are as follows:

Frank W Cole, Chairman, President, and Chief Executive Officer	$144,000 per year
Don L. Lambert, Executive Vice President and Chief Operating Officer	$120,000 per year
Dorothea W. Krempein, Vice President and Chief Accounting Officer	$168,000 per year

Pursuant to a plan adopted in March 2005, Energytec issued restricted stock awards denominated in its common stock. These shares were issued to various employees and to Mr. Cole and Mr. Lambert. The number of shares issued to both Mr. Cole and Mr. Lambert was 200,000. The restricted stock is entitled to participate in any Energytec distribution to its stockholders. The restricted stock will vest in equal annual portions in January 2006, 2007, and 2008. Vesting of each annual installment is conditioned on continued employment. The restricted stock will also vest immediately upon death or disability of the holder or the sale of greater than sixty percent of Energytec’s assets (excluding the Wyoming assets).

Messrs. Cole and Lambert will also be entitled to the use of a company vehicle without charge.

Compensation Committee Interlocks and Insider Participation In Compensation Decisions

Three members of the board of directors, Ben Benedum, Massoud Melgalchi, and Charles Spradlin, serve on the compensation committee. None of the members of the compensation committee are current or former employees of Energytec or are related to any current or former employees of Energytec.

Board Compensation Committee Report on Executive Compensation

Creating value for our stockholders is the primary objective of Energytec’s Board. Our committee will support this objective by establishing compensation arrangements that will attract and retain qualified executives. At the same time, we are mindful of, and try to balance our executive compensation arrangements that we believe will (1) motive and retain talented individuals and reward performance, (2) provide long term performance incentives, (3) encourage the application of prudent decision making processes in an industry marked by volatility and high risk and (4) maintain the alignment of management’s interests with the interests of Energytec’s stockholders.

In the future, as Energytec’s financial base expands, we will generally review executive compensation in June of each year. In reviewing the overall compensation of our officers, we will consider the following components of executive compensation: base salaries, stock grants, cash bonuses, and insurance plans.

In establishing base salaries of our officers, we will not rely on independent consultants to analyze or prepare formal surveys for us. However, when considering salary increases we will make informal comparisons of our executive compensation with the compensation paid to executives’ of other publicly and privately held companies similar to Energytec. We also rely on our general knowledge and experience in the oil and gas industry, focusing on a subjective analysis of each of our executive’s contribution to Energytec’s overall performance. In addition, we take into account the fact that we do not provide significant prerequisites to our executive officers. While specific performance levels or “benchmarks” are not used to establish salaries or grant stock options, we do taken into account historic comparisons of Energytec’s executives with a long term incentive compensation vehicle that could result in future additional compensation to the executives, but only if the value of our common stock increases for all stockholders. All stock options are granted with the exercise prices equal to the fair market value of the common stock on the date of grant. When awarding stock options, we consider the number of options granted on prior occasions and the length of time between option grants. We believe that granting stock options encourages long term performance and helps align the interests of management with our stockholders.

We anticipate that our committee will be reviewing and considering additional incentive compensation arrangements for our executive officers and key management staff.

Respectully submitted,

Ben T. Benedum

Massoud Melgalchi

B. Charles Spradlin

Performance Graph

The following graph compares the cumulative total stockholder return on the Company’s Common Stock against the S&P Oil and Gas (Exploration & Production) Index, and the Russell 2000 Index for the period of three years beginning on December 31, 2001 through December 31, 2004. The Company’s Common Stock began trading on the pink sheets on December 13, 2001. The graph was constructed on the assumption that $100 was invested in the Company’s Common Stock, the S&P Oil and Gas (Exploration & Production) Index, and the Russell 2000 Index on December 31, 2001.

	12/31/01	12/31/02	12/31/03	12/31/04
Energytec, Inc.	100.00	140.00	840.00	2,726.85
S&P Oil & Gas (Exploration and Production) Index	100.00	99.20	122.40	165.29
Russell 2000 Index	100.00	78.83	114.59	134.65

ITEM 7. CERTAIN TRANSACTIONS

Martha Barton Cole, the spouse of Frank W Cole, owns various working interests in leases and wells in which Energytec holds a working interest. These interests were purchased on the same terms as similar interests were sold to unrelated third parties. The interests Mrs. Cole holds are as follows:

Lease	Percent of Working Interest
Belcher	12.00
Hoffman Bankhead	6.25
McElroy Lease	25.00
Redwater Unit	12.00
Garbade #16	6.25
Garbade #17	6.25
Garbade #18	6.25
Belcher #11	6.25
Belcher #15	6.25
Timmons #21	6.25
Timmons #22	6.25
Timmons #23	6.25
Timmons #24	6.25
Timmons #26	6.25

ITEM 8. LEGAL PROCEEDINGS

Neither Energytec nor any of its officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings and to the best of our knowledge, no such proceedings by or against Energytec or its officers, directors or holders of five percent or more of its common stock have been threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price and Stockholder Matters

Energytec’s common stock trades in the over-the-counter market, and quotations for the common stock are listed in the “Pink Sheets” published by the National Quotation Bureau under the symbol “EYTC”. The following table sets forth for the respective periods indicated the prices of Energytec’s common stock in the over-the-counter market, as reported and summarized by the National Quotation Bureau. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended	High Bid ($)	Low Bid ($)
March 31, 2003	0.22	0.13
June 30, 2003	0.54	0.21
September 30, 2003	0.44	0.34
December 31, 2003	0.80	0.33

March 31, 2004	2.48	0.69
June 30, 2004	3.00	2.10
September 30, 2004	2.50	2.14
December 31, 2004	2.93	1.84

March 31, 2005	3.53	2.18

On May 16, 2003 Energytec declared a five percent stock dividend paid on July 1, 2003 to holders of record as of June 15, 2003. On September 15, 2004, Energytec declared a six percent stock dividend paid on November 15, 2004 to holders of record as of November 1, 2004.

On March 15, 2005 there were 687 holders of record of our common stock.

Prior Registrations

Form S-4

In November 2004 Energytec entered into an Asset Purchase Agreement with Source Energy Corporation pursuant to which Source Energy would acquire certain oil and gas assets of Energytec in exchange for approximately 30 million shares of Source Energy common stock. The Source Energy common stock issued in the transaction was to be distributed pro rata to the stockholders of Energytec, so that following the transaction the stockholders of Energytec would own approximately 99 percent of the outstanding common stock of Source Energy and Source Energy would hold a significant portion of the Energytec assets.

For purposes of affecting the distribution, Source Energy filed a registration statement on Form S-4 with the Securities and Exchange Commission in December 2004 to register the Source Energy common stock being distributed to the Energytec stockholders. The Securities and Exchange Commission issued a comment letter in January 2005 in which it asserted that the transaction should be accounted for as a reverse acquisition, in which operating assets of Energytec being acquired by Source Energy are treated as the accounting acquirer and Source Energy is the accounting acquiree. Energytec believed that adopting such accounting treatment would entail an unreasonable expense and time delay, and could cause confusion among public investors that would adversely affect the trading market in Energtec common stock. The parties agreed to terminate the Asset Purchase Agreement and Source Energy withdrew the Form S-4 Registration Statement.

Form 10 Filing in 2002

In November 2002 Energytec voluntarily filed a registration statement on Form 10-SB with the Securities and Exchange Commission for the purpose of registering its common stock under Section 12(g) of the Securities Exchange Act of 1934. Energytec made the filing because it was interested in seeking publication of quotations for its common stock on the OTC Bulletin Board and being a reporting company under the Securities Exchange Act of 1934 was a prerequisite to such publication.

Following the filing Energytec received a letter from the Securities and Exchange Commission stating that Energytec must restate its financial statements using the successful efforts method of accounting for its oil and gas producing activities, rather that the full cost accounting method for such activities, and refile the Form 10-SB before any further review of the filing would be made. Energytec believed that full cost accounting was proper and no agreement could be reached with the Securities and Exchange Commission on the matter. Rather than incur the cost of restating its financial statements, Energytec elected to withdraw the Form 10-SB registration statement in January 2003.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Since May 2002, we sold and issued the unregistered securities described below. We believe that each of the securities transactions from the last three years described below was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) as a transaction not involving any public offering and Regulation D promulgated under the Securities Act of 1933. In each case, the number of investors was limited, the investors were either accredited or otherwise qualified and had access to material information about the registrant, and restrictions were placed on the resale of the securities sold.

In January and in March 2003, we issued an aggregate of 223,812 restricted shares of our common stock at $0.15 per share to reduce production notes payable.

In March and April 2003, we issued 54,200 restricted shares of our common stock valued at $13,550 for repurchase of less than 10% of the working interests in the Timmons 14D lease in Titus County, Texas.

In May 2003, we issued 1,500,000 restricted shares of our common stock valued at $600,000 for additional consideration given for acquisition of the Redwater pipeline at the final closing.

In December 2003, we issued 38,104 restricted shares of our common stock at $0.50 per share to retire convertible notes payable.

In February 2004, we issued 100,000 restricted shares of our common stock at $0.48 per share in payment for legal services provided to us.

In March 2004, we issued 75,000 shares of our common stock at $0.50 per share to retire convertible notes payable.

In March 2004, we issued 600,000 restricted shares of our common stock at $0.20 per share pursuant to the exercise of outstanding stock options held by three directors.

In April 2004, we issued 335,976 shares of our common stock at $0.50 per share to retire convertible notes payable.

In June 2004, we issued 25,000 shares of our common stock at $0.50 per share to retire convertible notes payable.

In June 2004, we issued 110,000 restricted shares of our common stock valued at $132,000 for three percent overriding royalty interest in the Timmons, A.C. Hoffman, and Belcher leases in Titus County, Texas.

In July 2004, we issued 125,000 restricted shares of our common stock at $1.00 per share in payment of lease operating expenses incurred by the Company.

In July 2004, we issued 500,000 restricted shares of our common stock at $0.25 per share pursuant to the exercise of an outstanding stock option.

In July 2004, we issued 35,000 restricted shares of our common stock valued at $35,000 for a 5.5% overriding royalty interest in the Hoffman Bankhead lease in Titus County, Texas.

In August 2004, we issued 10,956 shares of our common stock at $0.50 per share to retire convertible notes payable.

In September 2004, we issued 25,000 shares of our common stock at $2.00 per share to retire convertible debenture bond.

From October to December 2004, we issued an aggregate of 4,945,706 restricted shares of our common stock at $1.40 per share pursuant to a private offering.

In October 2004, we issued 800,000 restricted shares of our common stock at $0.20 per share pursuant to the exercise of outstanding stock options held by four directors.

In June 2005, we closed a private offering of 2,499,609 restricted shares of common stock at $2.20 per share pursuant to a private offering that began in March 2005.

In March 2005, we completed a private offering of an aggregate of approximately $17.5 million in oil and gas working interests to 130 accredited investors.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue up to 90,000,000 shares of common stock, par value $0.001. As of March 15, 2005 there were 59,349,734 shares of common stock issued and outstanding.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available. The outstanding common stock is, and the common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

Preferred stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001. There are no shares of preferred stock issued and outstanding.

Our preferred stock may be issued from time to time in one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issue of such stock adopted from time to time by our board of directors. Our Board of Directors is authorized to fix:

•	Voting rights;

•	The consideration for which the shares are to be issued;

•	The number of shares constituting each series;

•	Whether the shares are subject to redemption and the terms of redemption;

•	The rate of dividends, if any, the preference in payment, and whether dividends shall be cumulative or non-cumulative;

•	The rights of preferred stockholders regarding liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of Energytec; and

•	The rights of preferred stockholders regarding conversion or exchange for other shares of our capital stock.

We believe that the availability of preferred stock provides flexibility in structuring future financings, should the need for additional financing arise. We have no plans, understandings, arrangements, or agreements for issuing any shares of preferred stock at the present time.

Our authorized but unissued preferred stock could be issued in one or more transactions, which would make more difficult or costly, and less likely, a takeover of Energytec. Issuing additional shares of stock would also have the effect of diluting the stock ownership of persons seeking to obtain control of Energytec. Moreover, certain companies have issued rights to purchase their preferred stock, with such rights having terms designed to encourage in certain potential acquisitions negotiation with the board. The authorized but unissued shares of preferred stock would be available for use in connection with the issuance of such rights. Energytec does not intend to adopt any anti-takeover measures at the present time.

Shares Eligible For Future Sale

At March 15, 2005 Energytec had 59,349,734 shares of common stock outstanding, of which 12,128,954 shares constituted “restricted securities” within the meaning of Rule 144 adopted under the Securities Act of 1933. In general, under Rule 144 a person (or persons whose shares are aggregated) is entitled to sell restricted shares if at least one year has passed since the time such shares were acquired from Energytec or any of its affiliates. Rule 144 provides, however, that within any three-month period such person may only sell up to the greater of: (i) 1% of the then outstanding shares of common stock; or (ii) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about Energytec. All shares held by persons who are deemed to be affiliates of Energytec are subject to the volume limitations and other requirements of Rule 144 regardless of how long the shares have been owned or how they were acquired. Restricted shares held by non-affiliates of Energytec for more than two years may be sold without limitation under Rule 144.

Sales of substantial amounts of common stock in the future, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock and could impair our ability to raise capital through an offering of equity securities.

Transfer Agent

Atlas Stock Transfer Corporation is our transfer agent. Their offices are located at 5899 South State Street, Salt Lake City, Utah 84107. Their telephone number is (801)-266-7151.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that no officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes. Our Bylaws provide that we will indemnify and hold harmless, to the full extent allowed by the laws of the State of Nevada, each person who was, or is threatened to be made a party to, or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Energytec or is or was serving at the request of Energytec as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceedings.

Chapter 78, Sections 78.7502 and 78.751, of the Nevada Revised Statutes state the following:

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of Energytec appear at the end of this registration statement beginning on page 69. Supplementary data regarding oil and gas operations and activities is presented following the financial statements beginning on page 89.

Selected unaudited quarterly financial data for the years ended December 31, 2004 and 2003 is as follows:

	Quarter
2004	1st	2nd	3rd	4th
Net revenues	$597,137	$648,900	$827,517	$1,729,355
Gross profit	$283,230	$186,259	$53,406	$175,958
Net income (1) (2)	$1,202,550	$1,526,309	$1,603,532	$1,095,712
Earnings per share
Basic	$0.02	$0.03	$0.03	$0.02
Diluted	$0.02	$0.03	$0.03	$0.02

	Quarter
2003	1st	2nd	3rd	4th
Net revenues	$537,157	$425,985	$405,808	$422,157
Gross profit	$190,936	$266,460	$248,265	$(319,353)
Net income (1)	$351,624	$379,952	$749,121	$319,381
Earnings per share
Basic	$0.01	$0.01	$0.01	$0.01
Diluted	$0.01	$0.01	$0.01	$0.01

(1)	Gain on sale of working interests reported under other income is a major component of net income, especially in 2004. Energytec did not recognize any extraordinary items or cumulative effects of changes in accounting in 2004 or 2003.

(2)	The net income for the first three quarters of 2004 have been restated to allocate the basis for working interests sold and to apply the statutory federal income tax rate to the net income in the appropriate period.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 1, 2004 Energytec was advised by Hutton Patterson & Company that it did not intend to register with the Public Company Accounting Oversight Board and would, therefore, be terminating its engagement as Energytec’s independent auditing firm. In connection with its audits for the two fiscal years ended December 31, 2003 and 2002 and through October 1, 2004 there were no disagreements with Hutton Patterson & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit reports of Hutton Patterson & Company for the two fiscal years ended December 31, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with Hutton Patterson & Company’s audits for the two fiscal years ended December 31, 2003 and 2002 and through October 1, 2004 there were no reportable events (as defined in Regulations S-K Item 304(a)(1)(v)).

Energytec engaged Turner, Stone & Company, L.L.P. as its new registered public accounting firm as of March 10, 2005. During the two most recent fiscal years and through the date of engagement, neither Energytec nor any one on behalf of Energytec consulted with Turner, Stone & Company, L.L.P. regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or any other matters or reportable events required to be disclosed under Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

The Consolidated Financial Statements of Energytec, Inc. and Subsidiary for the years ended December 31, 2004, 2003 and 2002 appear at the end of this registration statement. See the table of contents to the financial statements on page 69.

Exhibits

See the Exhibit Index beginning on page 62.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGYTEC, INC.

Date: June 24, 2005	By:	/s/ Frank W. Cole
Frank W. Cole, President

Exhibit Index

Copies of the following documents are included as exhibits to this registration statement.

Exhibit No.	Title of Document
3.1	Articles of Incorporation*

3.2	Certificate of Amendment to Articles of Incorporation*

3.3	Bylaws*

3.4	Certificate of Amendment to Articles of Incorporation*

10.1	Form of BLM Assignment of Record Title for Big Horn County, WY*

10.2	List of Big Horn County, WY, Leases*

10.3	Assignment of Oil and Gas Lease from Chisholm Resources for Big Horn County, WY*

10.4	Assignment and Bill of Sale of Oil, Gas and Mineral Lease Interest, Hoffman Bankhead, Trix-Liz Field, Titus County, TX*

10.5	Assignment of Production Payment Interest, Hoffman Bankhead, Trix-Liz Field, Titus County, TX*

10.6	Assignment, Bill of Sale and Conveyance, 40% Interest, Hoffman Bankhead, Trix-Liz Field, Titus County, TX*

10.7	Assignment, Bill of Sale and Conveyance, from Alcor, Hutt Field, Atascosa and McMullen Counties, TX*

10.8	Assignment, Bill of Sale and Conveyance, from The July Trust, Hutt Field, Atascosa and McMullen Counties, TX*

10.9	Assignment and Bill of Sale from Jon R. Ray, Hutt Field, Atascosa and McMullen Counties, TX*

10.10	Form of Assignment, Bill of Sale and Conveyance, for the V. Houston A Lease, Hutt Field, McMullen County, TX*

10.11	List of V. Houston A Lease Assignors*

10.12	Assignment, Bill of Sale and Conveyance, to FieldPoint Petroleum, Hutt Field, Atascosa and McMullen Counties, TX*

10.13	Corrected Assignment, Bill of Sale and Conveyance, to FieldPoint Petroleum, V. Houston A Lease, Hutt Field, McMullen County, TX*

10.14	Assignment, Bill of Sale and Conveyance, to The Delray Trust, Hutt Field, Atascosa and McMullen Counties, TX*

10.15	Assignment, Bill of Sale and Conveyance, to Mable Trust, Hutt Field, Atascosa and McMullen Counties, TX*

10.16	Assignment, Bill of Sale and Conveyance, to Mable Trust, V. Houston A Lease, Hutt Field, McMullen County, TX*

10.17	Assignment, Bill of Sale and Conveyance, to James A. Nelson, Hutt Field, Atascosa and McMullen Counties, TX*

10.18	Assignment, Bill of Sale and Conveyance, to Richard & Thyra Zeits, V. Houston Lease, Hutt Field, McMullen County, TX*

10.19	Assignment, Bill of Sale and Conveyance, to Richard & Thyra Zeits, V. Houston A Lease, Hutt Field, McMullen County, TX*

10.20	Oil, Gas, and Mineral Lease, from Carol Andrade Mills, Margaret B. Timmons, Trix-Liz Field, Titus County, TX*

10.21	Form of Oil and Gas Lease (Paid-Up) with respect to Margaret B. Timmons, Trix-Liz Field, Titus County, TX*

10.22	List of Lessors Executing Form of Oil and Gas Lease (Paid-Up) with respect to Margaret B. Timmons, Trix-Liz Field, Titus County, TX*

10.23	Assignment, Bill of Sale and Conveyance, to Audrey G. Crawford, Margaret B. Timmons, Trix-Liz Field, Titus County, TX*

10.24	Salt Water Disposal Agreement, with Tres B. Partnership, Timmons, Trix Liz Field, Titus County, TX*

10.25	Oil, Gas, and Mineral Lease, from George E. Watzlavick, Garbade, Trix-Liz Field, Titus County, TX*

10.26	Form of Oil, Gas, and Mineral Lease with respect to Garbade, Trix-Liz Field, Titus County, TX*

10.27	List of Lessors Executing Form of Oil, Gas, and Mineral Lease with respect to Garbade, Trix-Liz Field, Titus County, TX*

10.28	Oil, Gas, and Mineral Lease, from Rebecca Garbade Maddox, Garbade, Trix-Liz Field, Titus County, TX*

10.29	Oil, Gas, and Mineral Lease, from Lonnie G. Garbade Jr, Garbade, Trix-Liz Field, Titus County, TX*

10.30	Oil, Gas, and Mineral Lease, from Thomas Pate Worsham, Worsham, Sulphur Bluff Field, Rains County, TX*

10.31	Oil, Gas, and Mineral Lease, from Martha Frierson Ellis, Worsham, Sulphur Bluff Field, Rains County, TX*

10.32	Assignment and Bill of Sale, from James R. Williams, Jr., Worsham, Sulphur Bluff Field, Hopkins County, TX*

10.33	Assignment and Bill of Sale, from Della-Back Oil Co. and Doug Wright, Worsham, Sulphur Bluff Field, Hopkins County, TX*

10.34	Assignment and Bill of Sale, from Richard R. and Thyra K. Zeits, Parr, Sugar Hill Field, Titus County, TX*

10.35	Oil, Gas, and Mineral Lease, from Diane and Winde L. Anschuts, Parr, Sugar Hill Field, Titus County, TX*

10.36	Assignment, Conveyance and Bill of Sale of Oil and Gas Properties, from Joe Bailey Allen, Parr, Sugar Hill Field, Titus County, TX*

10.37	Oil, Gas, and Mineral Lease, from Philip M. Proctor, Parr, Sugar Hill Field, Titus County, TX*

10.38	Assignment, Bill of Sale and Conveyance, from Richard R. and Thyra K. Zeits, Belcher, Talco Field, Titus County, TX*

10.39	Form of Oil and Gas Lease (Paid-Up) with respect to Belcher, Talco Field, Titus County, TX*

10.40	List of Lessors Executing Form of Oil and Gas Lease (Paid-Up) with respect to Belcher, Talco Field, Titus County, TX*

10.41	Mineral Deed, from Charles R. Wiggins, Belcher, Talco Field, Titus County, TX*

10.42	Oil and Gas Lease (Paid Up), from Salvation Army of Texas, Belcher, Talco Field, Titus County, TX*

10.43	Oil and Gas Lease (Paid Up), from David J. and Lonia R. Myers, Belcher, Talco Field, Titus County, TX*

10.44	Assignment, Bill of Sale and Conveyance, to Eric B. Weiner, Blackburn, Talco Field, Titus County, TX*

10.45	Assignment, Bill of Sale and Conveyance, to Martin N. Weiner, Blackburn, Talco Field, Titus County, TX*

10.46	Assignment, Bill of Sale and Conveyance, to Robert A. Jaffe, Blackburn, Talco Field, Titus County, TX*

10.47	Assignment, Bill of Sale and Conveyance, to Steven and Stephanie D. Elie, Blackburn, Talco Field, Titus County, TX*

10.48	Assignment, Bill of Sale and Conveyance, to Michael H. Weiner, Blackburn, Talco Field, Titus County, TX*

10.49	Assignment, Bill of Sale and Conveyance, to Ken Keschinger, Blackburn, Talco Field, Titus County, TX*

10.50	Assignment, Bill of Sale and Conveyance, to Stanley W. and Audrey G. Crawford, Blackburn, Talco Field, Titus County, TX*

10.51	Assignment, Bill of Sale and Conveyance, to Jeffrey L. Bryant, Blackburn, Talco Field, Titus County, TX*

10.52	Form of Oil and Gas Lease (Paid-Up) with respect to Blackburn, Talco Field, Titus County, TX*

10.53	List of Lessors Executing Form of Oil and Gas Lease (Paid-Up) with respect to Blackburn, Talco Field, Titus County, TX*

10.54	Assignment, Bill of Sale and Conveyance, from Frank W Cole, McElroy, Talco Field, Titus County, TX*

10.55	Warranty Deed, from Wesley B. and Wanda J. Vandever, Vandever, Talco Field, Titus County, TX*

10.56	Oil, Gas, and Mineral Lease, from Goldmark Resources Inc., Talco Field, Titus County, TX*

10.57	Loan Agreement with American Bank of Texas for the amount of $400,000*

10.58	Form of Security Agreement with American Bank of Texas dated April 11, 2003*

10.59	Security Agreement (Pledge) with American Bank of Texas dated April 11, 2003*

10.60	Assignment and Bill of Sale and Deed, from Rockwall Marketing Corporation, Rockwall, Bowie County, TX*

10.61	Assignment and Bill of Sale and Deed, from Rockwall Marketing Corporation, Rockwall, Cass County, TX*

10.62	Assignment and Bill of Sale and Deed, from Rockwall Marketing Corporation, Rockwall, Rains County, TX*

10.63	Form of Oil and Gas Deed of Trust, Security Agreement Assignment of Production and Financing Statement, with American Bank of Texas*

10.64	Form of Commercial Deed of Trust, Security Agreement Financing Statement and Assignment of Rents, with American Bank of Texas*

10.65	Loan Agreement with American Bank of Texas for the amount of $1,906,846.75*

10.66	Form of Modification Agreement dated April 1, 2003 with the American Bank of Texas*

10.67	Form of Modification Agreement dated October 11, 2004 with the American Bank of Texas*

10.68	Oil, Gas, and Mineral Lease, from Jimmy B. Smith, East Texas Field, Milam County, TX*

10.69	Oil, Gas, and Mineral Lease, from Richard L. Elliott, East Texas Field, Milam County, TX*

10.70	Oil, Gas, and Mineral Lease, from Mary Ann Cudd, East Texas Field, Milam County, TX*

10.71	Assignment of Oil and Gas Leasehold, from Todd Reed, Inc., East Texas Field, Burleson County, TX*

10.72	Oil, Gas, and Mineral Lease, from Flora Mae Owens, East Texas Field, Milam County, TX*

10.73	Oil, Gas, and Mineral Lease, from Gladys Elrod Muska, East Texas Field, Milam County, TX*

10.74	Oil, Gas, and Mineral Lease, from F. M. Praesel, East Texas Field, Milam County, TX*

10.75	Oil, Gas, and Mineral Lease, from De Anne Dymke, East Texas Field, Milam County, TX*

10.76	Oil, Gas, and Mineral Lease, from Nellie Lee Zachry, East Texas Field, Milam County, TX*

10.77	Corrected Partial Assignment of Oil and Gas Lease, to Robert Weseloh, East Texas Field, Milam County, TX*

10.78	Oil, Gas, and Mineral Lease, from Delores Beran, East Texas Field, Milam County, TX*

10.79	Oil, Gas, and Mineral Lease, from Joseph and Judith Slusher, East Texas Field, Milam County, TX*

10.80	Assignment of Working Interest in an Oil and Gas Mineral Lease, from Turner Branch, East Texas Field, Milam County, TX*

10.81	Oil, Gas, and Mineral Lease, from A. A. McVoy Jr., East Texas Field, Milam County, TX*

10.82	Assignment of Oil & Gas Leasehold, to H. H. Coffield, from Caddo Oil Company, Inc., East Texas Field, Burleson County, TX*

10.83	Assignment of Oil and Gas Lease, from Michael Griffin, East Texas Field, Milam County, TX*

10.84	Oil, Gas, and Mineral Lease, from George B. Lumpkins, East Texas Field, Milam County, TX*

10.85	Oil, Gas, and Mineral Lease, from Anthony Roy Nelson, East Texas Field, Milam County, TX*

10.86	Assignment of Oil and Gas Lease, with R&R Resources Corporation, Luling, Caldwell County, TX*

10.87	Assignment of Overriding Royalty Interest, from Charles W. Kennedy, Luling, Caldwell County, TX*

10.88	Oil, Gas, and Mineral Lease, from R.E. Brown, Luling, Caldwell County, TX*

10.89	Assignment and Bill of Sale, from Fidelity Petroleum Corporation, Luling, Caldwell County, TX*

10.90	Oil, Gas, and Mineral Lease, from Mildred Diller, Luling, Caldwell County, TX*

10.91	Oil, Gas, and Mineral Lease, from David Palmer, Luling, Caldwell County, TX*

10.92	Oil, Gas, and Mineral Lease, from F.C. Hinds, Luling, Caldwell County, TX*

10.93	Assignment of Oil, Gas and Mineral Leases and Bill of Sale, Luling, Caldwell County, TX*

10.94	Bill of Sale and Conveyance, to Eddie Edington, Luling, Caldwell County, TX*

10.95	Oil, Gas, and Mineral Lease, from Judy K. Rouse, Luling, Caldwell County, TX*

10.96	Oil and Gas Lease, from Oscar C. Brehmer, Luling, Caldwell County, TX*

10.97	Oil, Gas, and Mineral Lease, from Eddie B. Garcia, Luling, Caldwell County, TX*

10.98	Oil, Gas, and Mineral Lease, from Cynthia William Price, Luling, Caldwell County, TX*

10.99	Oil, Gas, and Mineral Lease, from Frank Hinds, Luling, Caldwell County, TX*

10.100	Oil, Gas, and Mineral Lease, from Carolyn Travis, Luling, Caldwell County, TX*

10.101	Oil and Gas Lease, from Perry E. Nite, Luling, Caldwell County, TX*

10.102	Assignment, from G & H Oil, Inc., Luling, Caldwell County, TX*

10.103	Assignment of Oil and Gas Lease, from Ed Cox, Luling, Caldwell County, TX*

10.104	Assignment and Bill of Sale, from Nina Miley, Kilgore, Rusk County, TX*

10.105	Assignment and Bill of Sale and Quit Claim of Oil and Gas Lease, from Don L. Mathews, Kilgore, Rusk County, TX*

10.106	Assignment to Trustee of Oil and Gas Production, from Guy Morrison, Jr., Kilgore, Rusk County, TX*

10.107	Assignment and Bill of Sale, from Robert O. Morrison, Kilgore, Gregg County, TX*

10.108	Assignment of Oil, Gas and Mineral Lease, from Sid R. Finklea, Kilgore, Gregg County, TX*

10.109	Correction Assignment of Oil, Gas and Mineral Lease, from The Allar Company, Kilgore, Hopkins County, TX*

10.110	Acknowledgement of Assignment of Oil and Gas Lease Interests and Bill of Sale, from The Allar Company, Kilgore, Hopkins County, TX*

10.111	Assignment of Bill of Sale, from Della Back Oil Company, Kilgore, Franklin County, TX*

10.112	Assignment and Bill of Sale Oil and Gas Lease, from David Stanley James, Kilgore, Rusk County, TX*

10.113	Assignment and Bill of Sale and Quit Claim of Oil and Gas Lease, from Neches Oil & Gas Company, Kilgore, Gregg County, TX*

10.114	Assignment and Bill of Sale of Oil and Gas Lease, from Richard J. Lewis, Kilgore, Hopkins County, TX*

10.115	Assignment of Oil, Gas and Mineral Leases, from Jerry Rawlinson, Kilgore, Gregg County, TX*

10.116	Assignment of Oil, Gas and Mineral Leases, from JDT Trust, Kilgore, Gregg County, TX*

10.117	Assignment and Bill of Sale of Oil and Gas Lease, from Teneco Energy, LLC, Kilgore, Rusk County, TX*

10.118	Assignment to Trustee of Oil and Gas Production, from Guy Morrison, Jr., Kilgore, Rusk County, TX*

10.119	Assignment of Oil and Gas Leases and Bill of Sale, from Andy Morrison, Kilgore, Rusk County, TX*

10.120	Assignment and Bill of Sale and Conveyance, from Rodney Lee Williams, Kilgore, Rusk County, TX*

10.121	Correction Assignment of Oil, Gas and Mineral Leases, from Relico Oil and Gas, Inc., Kilgore, Rusk County, TX*

10.122	Oil, Gas and Mineral Lease, from David Palmer, Kilgore, Shackelford County, TX*

10.123	Oil, Gas and Mineral Lease, from Mildred Diller, Kilgore, Shackelford County, TX*

10.124	Assignment and Bill of Sale of Oil and Gas Lease, from Robinson Energy Resources LTD, Kilgore, Rusk County, TX*

10.125	Collateral Assignment of Oil and Gas Lease, from Della-Back Oil Co., Kilgore, Hopkins County, TX*

10.126	Lease agreement dated January 14, 2005 between Andy Morrison Companies, Inc. and Energytec, Inc.*

10.127	Lease agreement dated July 31, 2004 between Signature Business Center and energytec.com, Inc.*

10.128	Lease agreement dated January 10, 2005 between Signature Business Center and Energytec*

10.129	Purchase and Sale Agreement dated March 13, 2003 between Rockwall Marketing Corporation, Producers Pipeline Corporation and Energytec, Inc.*

10.130	Commercial Promissory Note issued by Energytec, Inc. to American Bank of Texas in the principal amount of $400,000.00*

10.131	Form of 8% Convertible Debenture*

10.132	Gas Purchase Agreement dated August 24, 1999 and Amendment dated January 15, 2002 *

21.1	List of Subsidiaries*

*	Filed as an exhibit to the Form 10 filed with the Securities and Exchange Commission on May 2, 2005, and incorporated herein by reference.

ENERGYTEC, INC.

Consolidated Balance Sheets

March 31, 2005 (Unaudited) and December 31, 2004

	March 31, 2005	December 31, 2004
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,721,175	$6,567,930
Accounts receivable, revenue	502,461	469,178
Accounts receivable, joint interests	307,500	307,500
Accounts receivable, programs	2,525,480	834,600
Accounts receivable, other	2,543,635	629,355
Other current assets	12,500	12,500

TOTAL CURRENT ASSETS	8,612,751	8,821,063

PROPERTY AND EQUIPMENT
Oil and gas properties, successful efforts	17,144,490	14,682,694
Gas pipeline	1,534,076	1,559,107
Oil and gas supplies	429,980	342,846
Well service and related equipment	2,942,155	2,753,608

	22,050,701	19,338,255

Less accumulated depreciation, depletion and amortization	1,201,646	1,031,073

NET PROPERTY AND EQUIPMENT	20,849,055	18,307,182

OTHER ASSETS
Long-term receivables, advance payments	2,461,484	1,481,795

TOTAL OTHER ASSETS	2,461,484	1,481,795

	$31,923,290	$28,610,040

(Continued)

ENERGYTEC, INC.

Consolidated Balance Sheets (Continued)

March 31, 2005 (Unaudited) and December 31, 2004

	March 31, 2005	December 31, 2004
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,188,840	$679,273
Accounts payable, revenue	1,004,159	1,104,314
Income taxes payable	1,957,764	1,669,977
Turnkey costs payable	2,224,982	1,451,806
Accrued expenses	—	468,638
Debenture bonds	175,000	175,000
Notes payable, current maturities	803,872	826,094

TOTAL CURRENT LIABILITIES	7,354,617	6,375,102

LONG-TERM LIABILITIES
Notes payable, net of current maturities	907,078	977,702
Asset retirement obligation	639,357	624,303
Deferred federal income taxes	1,496,053	1,356,879

TOTAL LONG-TERM LIABILITIES	3,042,488	2,958,884

TOTAL LIABILITIES	10,397,105	9,333,986

SHAREHOLDERS’ EQUITY
Preferred stock (10,000,000 shares authorized, none issued and outstanding, $.001 par)	—	—
Common stock (90,000,000 shares authorized, 59,349,734 issued and 59,348,981, outstanding and 59,534,281 issued and 59,348,981 outstanding, respectively, $.001 par)	59,350	59,535
Additional paid-in capital	20,558,744	20,594,763
Stock subscriptions	1,529,900	—
Treasury stock, at cost	(147)	(36,351)
Retained deficit	(621,662)	(1,341,893)

TOTAL SHAREHOLDERS’ EQUITY	21,526,185	19,276,054

	$31,923,290	$28,610,040

The accompanying notes are an integral part

of these consolidated financial statements

ENERGYTEC, INC.

Unaudited Consolidated Statements of Income

For the Three Months Ended March 31, 2005 and 2004 (Unaudited)

	2005	2004
REVENUES
Oil and gas revenue	$298,955	$217,272
Well service revenue	579,699	335,709
Gas sales	300,164	44,158

TOTAL REVENUES	1,178,818	597,139

EXPENSES
Oil and gas expenses
Lease operating	176,063	146,540
Well service expenses	687,069	212,369
Gas purchases	262,367	—
Depreciation, depletion and amortization	170,573	103,041
Interest expense	27,541	69,225
General and administrative expenses	581,676	148,870

TOTAL EXPENSES	1,905,289	680,045

OTHER INCOME (EXPENSE)
Interest income	1,590	—
Gain on sale of working interests	1,872,072	1,932,983

TOTAL OTHER INCOME (EXPENSE)	1,873,662	1,932,983

NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,147,191	1,850,077

PROVISION FOR INCOME TAXES	426,960	647,527

NET INCOME	$720,231	$1,202,550

EARNINGS PER SHARE
Basic	$0.01	$0.02

Diluted	$0.01	$0.02

The accompanying notes are an integral part

of these consolidated financial statements

ENERGYTEC, INC.

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended December 31, 2004, and Three Months Ended March 31, 2005 (Unaudited)

	Number of Shares	Preferred Stock $.001 Par Value	Common Stock $.001 Par Value	Additional Paid-In Capital	Stock Subscriptions	Treasury Stock	Retained (Deficit)	Total
BALANCE, December 31, 2003	48,524,017	—	48,524	5,247,333	—	(33,155)	770,066	6,032,768
Capital stock issued for cash	4,945,706	—	4,946	6,919,042	—	—	—	6,923,988
Capital stock issued for assets	215,000	—	215	166,785	—	—	—	167,000
Capital stock issued for stock dividend	3,252,626	—	3,253	7,412,734	—	—	(7,415,987)	—
Capital stock issued for services	225,000	—	225	172,775	—	—	—	173,000
Capital stock issued upon conversion of notes and debentures	471,932	—	472	272,994	—	—	—	273,466
Capital stock issued upon exercise of options	1,900,000	—	1,900	403,100	—	—	—	405,000
Treasury stock purchased for cash	—					(3,196)		(3,196)
Net income	—	—	—	—	—	—	5,304,028	5,304,028

BALANCE, December 31, 2004	59,534,281	—	59,535	20,594,763	—	(36,351)	(1,341,893)	19,276,054
Treasury stock retired	—		(185)	(36,019)		36,204		—
Capital stock subscriptions					1,529,900			1,529,900
Net income	—	—	—	—		—	720,231	720,231

BALANCE, March 31, 2005	59,534,281	$—	$59,350	$20,558,744	$1,529,900	$(147)	$(621,662)	$21,526,185

The accompanying notes are an integral part

of these consolidated financial statements

ENERGYTEC, INC.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2005 (Unaudited) and for the Year Ended December 31, 2004

	March 31, 2005	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$720,231	$5,304,028
Adjustments to reconcile net income to net cash used in operating activities
Unrealized loss on investment	—	1,500
Gain on sale of working interest	(1,872,072)	(10,510,501)
Depreciation, depletion and amortization	170,573	418,374
Impairment of long-lived assets	—	120,905
Changes in assets and liabilities
Increase in accounts receivable, revenue	(33,283)	(229,082)
Decrease in accounts receivable, joint interests	—	73,051
Increase in accounts, receivable programs	(1,690,880)	(834,600)
Increase in accounts receivable, other	(1,914,280)	(564,355)
Increase in other current assets	—	(6,738)
Increase in accounts payable	509,567	30,819
(Decrease) increase in accounts payable, revenue	(100,155)	1,104,314
Decrease in royalties payable	—	(1,008,695)
Increase in turnkey costs payable	773,176	1,061,987
(Decrease) increase in accrued expenses	(468,638)	468,638
Increase in federal income taxes payable	287,787	1,112,085
Increase in deferred federal income taxes	139,174	934,281

Net cash flows used in operating activities	(3,478,800)	(2,523,989)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(4,121,000)	(12,853,233)
Proceeds from sale of property and equipment	3,295,680	16,134,708
Advance revenue payments	(979,689)	(1,481,795)

Net cash flows used in investing activities	(1,805,009)	1,799,680

(Continued)

ENERGYTEC, INC.

Consolidated Statements of Cash Flows (Continued)

For the Three Months Ended March 31, 2005 (Unaudited) and for the Year Ended December 31, 2004

	March 31, 2005	December 31, 2004
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable	(92,846)	(1,257,536)
Payments on short-term notes payable	—	(22,650)
Proceeds provided from borrowings on notes payable	—	50,000
Proceeds provided from sale of common stock	—	7,328,988
Proceeds provided from sale of stock subscriptions	1,529,900	—
Payments for purchase of treasury stock	—	(3,196)

Net cash flows provided by financing activities	1,437,054	6,095,606

NET (DECREASE) INCREASE IN CASH	(3,846,755)	5,371,297

CASH, beginning	6,567,930	1,196,633

CASH, ending	$2,721,175	$6,567,930

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash paid for interest	$27,541	$247,595

Cash paid for income taxes	$—	$1,028,151

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Capital stock issued for acquisition of assets	$—	$167,000

Capital stock issued for settlement of notes payable	$—	$223,466

Capital stock issued for stock dividend	$—	$7,415,987

Capital stock issued for conversion of debenture	$—	$50,000

Capital stock issued for services	$—	$173,000

Assets acquired through notes payable	$—	$162,343

The accompanying notes are an integral part

of these consolidated financial statements

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the periods reported. All such adjustments are of a normal recurring nature unless disclosed otherwise. These financial statements, including selected notes, have been prepared in accordance with the applicable rules of the Securities and Exchange Commission and do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. Certain reclassifications of prior year data have been made to conform to 2005 classifications. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Form 10, filed May 2, 2005. The Company’s exploration and production activities are accounted for under the “successful efforts” method.

2. NEW ACCOUNTING STANDARDS

During the year ended December 31, 2004, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FSAB) the most recent of which was SFAS No. 153, “Exchanges of Nonmonetary Assets”. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial position or operating results.

In December 2004, the FSAB issued SFAS No. 123R, “Share-Based Payments”, revising SFAS No. 123, Accounting for Stock-Based Compensation, and superseding Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, purchased or canceled after that date. Adoption is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management does not believe the adoption of this accounting pronouncement will have a material impact on the Company’s financial position or operating results.

During 2004, the Emerging Issues Task Force (EITF) also discussed Issue No. 04-09, “Accounting for Suspended Well Costs.” Under SFAS No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies,” requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. If the well has found proved reserves, the capitalized costs are included in wells, equipment and facilities. If, however, the well has not found proved reserves, the capitalized costs of drilling the well are expensed, net of any salvage value, within one year except under certain specific circumstances. The FASB issued on April 4, 2005, an FSP that would amend SFAS No. 19 to permit the continued capitalization of exploratory wells costs beyond one year if the well had found a sufficient quantity of reserves to justify its completion as a producing well and that the company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

The Company will continue to carry as an asset the cost of drilling exploratory wells that find sufficient quantities of reserves to justify their completion as producing wells if the required capital expenditure is made and drilling of additional exploratory wells is under way or planning for the near future. Once these activities have demonstrated that the reserves are economically producible, the project will be reviewed to ensure proper capital is allocated to the project so the proper development of the reserves is accomplished. Exploratory wells not meeting these criteria will be expenses and the Company does not believe that this issue will have a material impact on its financial statements.

3. EARNINGS PER SHARE

Basic earnings per share amounts are computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the periods. Diluted earnings per share amounts take into consideration all potentially dilutive common shares such as options and convertible securities.

For basic earnings per share purposes, for the quarters ended March 31, 2005 and 2004, weighted average common stock shares outstanding totaled 59,348,981 and 48,686,517, respectively. For diluted earnings per share purposes, for the quarters ended March 31, 2005 and 2004, weighted average common stock shares outstanding totaled 59,348,981 and 48,686,517, respectively, and included shares relating to the assumed conversion of notes and debentures and the assumed exercise of stock options. Net income for diluted earnings per share purposes includes the add back of the interest savings from the assumed conversion of notes and debentures, net of the related tax effects.

4. STOCK BASED COMPENSATION

SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages entities to recognize compensation cost for stock-based employee compensation plans using the fair value method of accounting, as defined therein, but allows for the continued use of the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Prior to 2005, the Company had not granted to employees any stock under a stock based compensation plan. SFAS 123 will be adopted for the stock granted under a plan adopted on March 15, 2005, under which the Company granted certain employees the rights to restricted common stock shares totaling 644,000 shares, vesting equally in January of each of the years 2006, 2007 and 2008. Pursuant to SFAS No. 123, the fair value of these shares will be recognized as compensation expense over the periods in which the services are provided and in which the shares vest. The vesting period begins in April 2005.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

5. ASSET RETIRMENT OBLIGATION

Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. Pursuant to this accounting standard, the Company recognized additional liabilities at March 31, 2005 and December 31, 2004 and 2003, of approximately $15,054 and $327,016, respectively, for asset retirement obligations related to the future costs of plugging and abandoning its oil and gas properties, the removal of equipment and facilities from lease acreage and returning such land to its original condition. These costs reflect the legal obligations associated with the normal operation of oil and gas properties and were capitalized by increasing the carrying amounts of the related long-lived assets by the fair value of these obligations, discounted to their present value. The cumulative effect from the initial adoption of this accounting standard at January 1, 2003 was not significant and net income for the year ended December 31, 2002 would not have been materially different if this standard had been adopted effective January 1, 2002.

The changes in the carrying amount of the Company’s asset retirement obligations for the quarter ended March 31, 2005 and the year ended December 31, 2004 are as follows.

	2005	2004
Balance at beginning of period	$624,303	$297,287
Accretion expense	15,054	29,729
Payments	—	—
Liabilities incurred	—	297,287

Balance at end of period	$639,357	$624,303

6. BORROWINGS

The Company’s borrowings consist of various notes payable with similar terms and maturities, convertible notes payable, a note payable to a director and debenture notes. None of these borrowings contain any significant debt covenants or restrictions on Company assets or dividend payments.

The notes payable are with various financial institutions, bear interest at rates ranging from 7.5% to 12.0%, are payable in monthly installments of principal and interest, are collateralized by accounts receivable and by various oil and gas properties or other equipment and mature through September 2005.

The convertible notes are payable to various individuals, bear interest at 12.0%, are payable in monthly or quarterly installments of principal and interest, are unsecured and mature through July 2006. The notes are convertible at the holders’ option into the Company’s common stock shares at a conversion price of $.50 per share. In April 2004, all of these notes were converted into 471,932 shares of common stock.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

In June 2003, the Company issued debenture notes to various individuals. The notes bear interest at 8.0%, are unsecured and mature in 2008. Interest is payable monthly in arrears on or before the 15th of each month. Additional interest equal to .5% or 1% of the principal amount is payable to the holder if the average mcf price of gas does not fall within given ranges for each six month measurement period. The debentures are convertible at the holders’ option into the Company’s common stock shares at a conversion price of $2.00 per share. In September 2004, $50,000 of these debentures were converted into 25,000 shares of common stock.

Future maturities required under the terms of the above debt are as follows:

Year Ended March 31,	Amount
2006	$803,872
2007	423,744
2008	423,744
2009	59,590

$1,710,950

5. INCOME TAXES

The Company accounts for income taxes pursuant to SFAS No. 109, ‘Accounting for Income Taxes”, which requires the establishment of deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating loss and tax credit carry forwards. Deferred federal income tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the year using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amounts that will more likely than not be realized.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

A reconciliation of income tax expense at the statutory federal and state income tax rates to income tax expense at the Company’s effective tax rate for the three months ended March 31, 2005, and for the year ended December 31, 2004, is as follows:

	Three Months Ended March 31 2005	Year Ended December 31 2004
Income tax at statutory rates	$387,816	$2,887,826
State taxes, net of federal benefit	39,144	159,355
Nondeductible and other	—	3,719

Provision for income taxes	$426,960	$3,046,900

The following temporary differences gave rise to the deferred tax asset and liability at:

	March 31, 2005	December 31, 2004
Deferred tax asset:
Balance, January 1	$210,385	$210,385
Valuation allowance	—	—

Net deferred tax asset	210,385	210,385

Deferred tax liability:
Balance, January 1	1,567,264	623,983
Effect of excess of financial statement depletion over tax depletion	(7,973)	6,928
Effect of intangible drilling costs expensed for tax purposes which were capitalized for financial statement purposes	147,147	927,353

Gross deferred tax liability	1,706,438	1,567,264

Net deferred tax liability	$1,496,053	$1,356,879

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company conducts its operations from executive suite office facilities in Dallas, Texas leased under a six month operating lease agreement, which commenced in November 2001 and has been continually renewed in six month increments. The current lease agreement expires on August 1, 2005, provides for base monthly rental payments of $6,134 and provides for additional rental payments based upon the amount of other executive suite services provided by the lessor. During the three months ended March 31, 2005, and the year ended December 31, 2004, rent expense totaled $31,538 and $114,502, respectively.

Legal matters

The Company is subject to legal proceedings that arise in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s financial position, operating results or cash flows.

Production payments

During the year ended December 31, 2002, the Company entered into an agreement to purchase various oil and gas leases for $70,000 cash plus future production payments of up to $1,000,000. The agreement provides that the production payments are to be paid out of 7.5% of the gross revenues from the production from the leases. At the time of the acquisition the leases were not producing and no reasonable production estimates were available. As part of the agreement, the Company was not liable for the production payments unless the Company had production from the leases. Through December 31, 2004, production from these leases has been minimal and the amount of future production, if any, from these leases is uncertain. During the year ended December 31, 2004, the Company made production payments related to these leases totaling $2,866, under this agreement. During the year ended December 31, 2004, a final payment was made under this agreement consisting of $47,218 of cash and 125,000 common stock shares valued at $1.00 per share.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Unaudited)

Concentrations of risk

During the three months ended March 31, 2005, four customers accounted for 32%, 31%, 12%, and 10% of the Company’s oil and gas sales, respectively.

During the year ended December 31, 2004, four customers accounted for 42%, 25%, 12% and 12% of the Company’s oil and gas sales, respectively.

8. ENVIRONMENTAL ISSUES

The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company’s acquisition of existing or previously drilled wells, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company.

In November 2004, an oil spill of eight barrels occurred on land where one of the Company’s wells is located. The remediation and restoration of the land is governed by the Texas Railroad Commission (TRC) and other attendant regulatory authorities. During November and December 2004, the Company incurred approximately $520,000 of costs related to the clean up. Through March 31, 2005, an additional $1,925,618 of such costs were incurred and paid.

In connection with this spill, the Company filed a claim with both its primary and secondary insurance carrier. Under these policies, the Company has combined coverage of $2,000,000 subject to deductibles of $5,000. This claim is currently being documented and processed and the Company expects to fully recover the above incurred costs to the limits of its coverage although a complete settlement of the claim could take up to one year. Accordingly, the Company has reflected in the accompanying consolidated financial statements an insurance recovery receivable related to the clean up costs incurred. The portion of the costs which are preventative in nature will be capitalized in accordance with EITF 90-8. The Company believes it is in full compliance with all requirements related to the spill and has satisfactorily complied with all environmental concerns.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Energytec, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Energytec, Inc. and subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energytec, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Information Regarding Oil and Gas Producing Activities on pages 20 through 22 is not a required part of the basic consolidated financial statements but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants

Dallas, Texas

April 25, 2005

ENERGYTEC, INC.

AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,567,930	$1,196,633
Accounts receivable, revenue	469,178	240,096
Accounts receivable, joint interests	307,500	380,551
Accounts receivable, programs	834,600	—
Accounts receivable, other	629,355	65,000
Other current assets	12,500	5,762

TOTAL CURRENT ASSETS	8,821,063	1,888,042

PROPERTY AND EQUIPMENT
Oil and gas properties, successful efforts	14,682,694	8,867,655
Gas pipeline	1,559,107	1,032,075
Oil and gas supplies	342,846	48,802
Well service and related equipment	2,753,608	1,452,244

	19,338,255	11,400,776
Less accumulated depreciation, depletion and amortization	1,031,073	612,699

NET PROPERTY AND EQUIPMENT	18,307,182	10,788,077

OTHER ASSETS
Long-term receivables, advance payments	1,481,795	—
Investment, at cost	—	1,500

TOTAL OTHER ASSETS	1,481,795	1,500

	$28,610,040	$12,677,619

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGYTEC, INC.

AND SUBSIDIARY

Consolidated Balance Sheets (Continued)

December 31, 2004 and 2003

	2004	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$679,273	$648,455
Accounts payable, revenue	1,104,314	—
Royalties payable	—	1,008,695
Income taxes payable	1,669,977	557,892
Turnkey costs payable	1,451,806	389,819
Accrued expenses	468,638	—
Debenture bonds	175,000	225,000
Notes payable, current maturities	826,094	1,039,959

TOTAL CURRENT LIABILITIES	6,375,102	3,869,820

LONG-TERM LIABILITIES
Notes payable, net of current maturities	977,702	2,055,146
Asset retirement obligations	624,303	297,287
Deferred federal income taxes	1,356,879	422,598

TOTAL LONG-TERM LIABILITIES	2,958,884	2,775,031

TOTAL LIABILITIES	9,333,986	6,644,851

STOCKHOLDERS’ EQUITY
Preferred stock (10,000,000 shares authorized, none issued and outstanding, $.001 par)	—	—
Common stock (90,000,000 shares authorized, 59,534,281 issued and 59,348,981, outstanding and 48,524,017, issued and 48,338,717 outstanding, respectively, $.001 par)	59,535	48,524
Additional paid-in capital	20,594,763	5,247,333
Treasury stock, 185,300 shares at cost	(36,351)	(33,155)
Retained earnings (deficit)	(1,341,893)	770,066

TOTAL STOCKHOLDERS’ EQUITY	19,276,054	6,032,768

	$28,610,040	$12,677,619

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGYTEC, INC.

AND SUBSIDIARY

Consolidated Statements of Income

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
REVENUES
Oil and gas revenue	$1,003,226	$839,900	$242,850
Well service revenue	1,440,594	443,789	776,761
Gas sales	1,359,089	524,865	—
Miscellaneous income	—	2,553	365

TOTAL REVENUES	3,802,909	1,811,107	1,019,976

EXPENSES
Oil and gas expenses	737,092	445,749	293,091
Well service expenses	1,234,261	529,426	667,707
Gas purchases	1,177,703	449,624	—
Depreciation, depletion and amortization	418,374	329,731	173,828
Interest expense	247,595	180,689	40,575
General and administrative expenses	2,034,894	593,881	218,563

TOTAL EXPENSES	5,849,919	2,529,100	1,393,764

OTHER INCOME (EXPENSE)
Interest income	9,842	521	2,045
Unrealized loss on investment	(1,500)	(7,500)	(1,000)
Impairment of long-lived assets	(120,905)	—	(78,601)
Gain on sale of working interests	10,510,501	3,493,002	1,387,958

TOTAL OTHER INCOME (EXPENSE)	10,397,938	3,486,023	1,310,402

INCOME BEFORE PROVISION FOR INCOME TAXES	8,350,928	2,768,030	936,614
PROVISION FOR INCOME TAXES	3,046,900	967,952	15,095

NET INCOME	$5,304,028	$1,800,078	$921,519

EARNINGS PER SHARE
Basic	$0.10	$0.04	$0.02

Diluted	$0.10	$0.04	$0.02

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGYTEC, INC.

AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2004, 2003 and 2002

	Preferred Stock $.001 Par Value	Number of Shares	Common Stock $.001 Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
BALANCE, December 31, 2001	$—	37,248,367	$37,248	$2,320,522	$—	$(1,028,694)	$1,329,076
Capital stock issued for cash	—	4,030,000	4,030	398,970	—	—	403,000
Capital stock issued for assets	—	2,958,831	2,959	930,369	—	—	933,328
Capital stock issued for settlement of notes payable	—	134,694	135	13,335	—	—	13,470
Treasury stock purchased for cash	—	—	—	—	(20,600)	—	(20,600)
Net income	—	—	—	—	—	921,519	921,519

BALANCE, December 31, 2002	—	44,371,892	44,372	3,663,196	(20,600)	(107,175)	3,579,793
Capital stock issued for assets	—	1,583,117	1,583	611,967	—	—	613,550
Capital stock issued for stock dividend	—	2,307,092	2,307	920,530	—	(922,837)	—
Capital stock issued for settlement of notes payable	—	261,916	262	51,640	—	—	51,902
Treasury stock purchased for cash	—	—	—	—	(12,555)	—	(12,555)
Net income	—	—	—	—	—	1,800,078	1,800,078

BALANCE, December 31, 2003	—	48,524,017	48,524	5,247,333	(33,155)	770,066	6,032,768
Capital stock issued for cash	—	4,945,706	4,946	6,919,042	—	—	6,923,988
Capital stock issued for assets	—	215,000	215	166,785	—	—	167,000
Capital stock issued for stock dividend	—	3,252,626	3,253	7,412,734	—	(7,415,987)	—
Capital stock issued for services	—	225,000	225	172,775	—	—	173,000
Capital stock issued upon conversion of notes and debentures	—	471,932	472	272,994	—	—	273,466
Capital stock issued upon exercise of options	—	1,900,000	1,900	403,100	—	—	405,000
Treasury stock purchased for cash		—			(3,196)		(3,196)
Net income	—	—	—	—	—	5,304,028	5,304,028

BALANCE, December 31, 2004	$—	59,534,281	$59,535	$20,594,763	$(36,351)	$(1,341,893)	$19,276,054

The accompanying notes are an integral part

of these consolidated financial statements.

ENERGYTEC, INC.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,304,028	$1,800,078	$921,519
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized loss on investment	1,500	7,500	1,000
Gain on sale of oil and gas properties	(10,510,501)	(3,493,002)	(1,387,958)
Depreciation, depletion and amortization	418,374	329,731	173,828
Impairment of long-lived assets	120,905	—	78,601
Plugging and abandonment	—	—	81,138
Changes in assets and liabilities:
Increase in accounts receivable, revenue	(229,082)	(170,133)	(69,963)
(Decrease) increase in accounts receivable, JIB	73,051	(144,550)	(287,032)
Increase in accounts receivable, programs	(834,600)	—	—
Increase in accounts receivable, other	(564,355)	—	—
Decrease (increase) in other current assets	(8,467)	7,481	(7,367)
Decrease in short term notes receivable	1,729	—	—
Decrease in inventory	—	—	16,515
Increase in accounts payable	30,819	319,975	75,683
Decrease in accounts payable, FWC	—	—	(44,298)
Increase in accounts payable, revenue	1,104,314	—	—
(Decrease) increase in royalties payable	(1,008,695)	408,695	600,000
(Increase) decrease in turnkey costs payable	1,061,987	(682,898)	420,452
(Increase) (decrease) in accrued expenses	468,638	(1,627)	(2,312)
Increase in federal income taxes payable	1,112,085	547,598	(210)
Increase in deferred federal income taxes	934,281	422,598	—

Net cash flows (used in) provided by operating activities	(2,523,989)	(648,554)	569,596

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(12,853,233)	(3,447,844)	(3,008,743)
Proceeds from sale of property and equipment	16,134,708	5,158,974	1,978,643
Advance revenue payments	(1,481,795)	—	—
Advances on note receivable, shareholder	—	—	(25,000)
Payment on note receivable, shareholder	—	25,000	25,000

Net cash flows provided by (used in) investing activities	1,799,680	1,736,130	(1,030,100)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable	(1,257,536)	(274,538)	(62,285)
Payments on short-term notes payable	(22,650)	(350,000)	—
Proceeds provided from borrowings on notes payable	50,000	576,429	247,500
Proceeds provided from sale of common stock	7,328,988	—	403,000
Payments for purchase of treasury stock	(3,196)	(12,555)	(20,600)

Net cash flows provided by (used in) financing activities	6,095,606	(60,664)	567,615

NET INCREASE IN CASH	5,371,297	1,026,912	107,111
CASH, beginning	1,196,633	169,721	62,610

CASH, ending	$6,567,930	$1,196,633	$169,721

The accompanying notes are an integral part

of these consolidated financial statements

ENERGYTEC, INC.

AND SUBSIDIARY

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash paid for interest	$247,595	$180,689	$40,575

Cash paid for income taxes	$1,028,151	$8,239	$5,978

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Capital stock issued for acquisition of assets	$167,000	$613,550	$933,328

Capital stock issued for settlement of notes payable	$223,466	$51,902	$13,470

Capital stock issued for stock dividend	$7,415,987	$922,837	$—

Capital stock issued for conversion of debenture	$50,000	$—	$—

Capital stock issued for services	$173,000	$—	$—

Assets acquired through notes payable	$162,343	$728,588	$2,304,708

The accompanying notes are an integral part

of these consolidated financial statements

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of business

Energytec.com, Inc. (the Company) was incorporated under the laws of the state of Nevada on July 15, 1999. On January 2, 2002, the Company changed its name to Energytec, Inc. The Company is principally engaged in the acquisition, exploration and development of oil and gas properties. The Company owns and operates working interests in oil and gas properties located in the southern and northern mid-continent region, which includes Texas and Wyoming. In addition, the Company’s wholly owned subsidiary, Comanche Well Service Corporation, provides contract drilling and well operation services.

Principles of consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiary, Comanche Well Service Corporation (CWS), each of which have fiscal year ends of December 31. All significant intercompany accounts, balances and transactions have been eliminated in the consolidation.

Method of accounting for oil and gas properties

The Company uses the successful efforts method of accounting for oil and gas producing activities, as set forth in the Statement of Financial Accounting Standards (SFAS) No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies.” Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed as incurred.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment valuation allowance. Other unproved properties are amortized based on the Company’s experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated residual salvage values, are depreciated and depleted by the unit-of-production method. For the years ended December 31, 2004, 2003 and 2002, the Company recorded depletion expense totaling $125,437, $87,331 and $103,216, respectively. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives (see below).

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. During the years ended December 31, 2004, 2003 and 2002, the Company sold various interests in its proved oil and gas properties and received proceeds totaling $13,199,840, $5,158,974 and $1,766,682, respectively, and recognized gains totaling $10,510,501, $3,493,002 and $1,387,958, respectively.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Well service equipment and other depreciable assets are stated at cost. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Depreciation is computed using an accelerated method over estimated useful lives ranging from five to seven years. For the years ended December 31, 2004, 2003 and 2002, depreciation expense totaled $292,937, $242,400 and $70,612, respectively.

Revenue recognition

The Company recognizes revenue from the sales of crude oil and natural gas when title passes to the customer. Revenues from the production of properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest. Revenues from the workover and rehabilitation of oil and gas properties through the Company’s CWS subsidiary are recognized when the services have been performed.

Management estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment

The Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and periodically evaluates, using independent appraisals and projected undiscounted cash flows, the carrying value of its long-lived assets and proved oil and gas properties whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell. Fair values used for impairment identification are based on discounted cash flow amounts determined by the reserve reports. During the years ended December 31, 2004, 2003 and 2002, the Company identified and recognized an impairment charge to earnings of $120,905, $0 and $78,601, respectively, relating to its proved oil and gas properties. Unproved oil and gas properties are periodically assessed for impairment following the guidance provided in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”.

Cash and cash flows

For purposes of the statements of cash flows, cash includes demand deposits, time deposits and short-term liquid investments such as certificates of deposit with a maturity of three months or less when purchased. The Company maintains deposits at several financial institutions, the balances of which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2004 and 2003, $6,337,672 and $815,214, respectively, of the Company’s cash was in excess of federally insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risks from these excess deposits.

Earnings per share

Basic earnings per share amounts are computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the periods. Diluted earnings per share amounts take into consideration all potentially dilutive common shares such as options (Note 6) and convertible securities (Note 3).

For basic earnings per share purposes, for the years ended December 31, 2004, 2003 and 2002, weighted average common stock shares outstanding totaled 53,123,243, 46,663,515 and 42,292,689, respectively. For diluted earnings per share purposes, for the years ended December 31, 2004, 2003 and 2002, weighted average common stock shares outstanding totaled 53,210,743, 50,350,708 and 45,962,130, respectively, and included shares relating to the assumed conversion of notes and debentures and the assumed exercise of stock options. Net income for diluted earnings per share purposes includes the add back of the interest savings from the assumed conversion of notes and debentures, net of the related tax effects.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable and doubtful accounts

The Company’s receivables consist primarily of amounts due from unaffiliated working interest owners and crude oil and natural gas producers. These receivables are unsecured and generally due within 60 days. However, some accounts from working interest owners resulted from advance production payments and will be repaid from net revenue distributions over periods up to 36 months and/or from the sale of the properties. Amounts estimated to be repaid in excess of one year are classified as non-current.

Allowances for uncollectible accounts and past due accounts are determined by the facts and circumstances of each particular case. However, because working interest receivables are generally repaid through withholdings from net revenue distributions, allowances for uncollectible accounts are not material.

Receivables from the sale of crude oil and natural gas may have credit risk exposure due to delays or interruptions of production, mechanical problems, damages to current producing reservoirs and government regulation, including any curtailment of production or interruption of transportation of oil or gas produced from the wells.

Income taxes

Income taxes are determined using the liability method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that included the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Stock based compensation

SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages entities to recognize compensation cost for stock-based employee compensation plans using the fair value method of accounting, as defined therein, but allows for the continued use of the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Prior to 2005, the Company had not granted to employees any stock under a stock based compensation plan. SFAS 123 will be adopted for the stock granted under a plan adopted on March 15, 2005. Stock options granted to directors and an investor in 2002 were valued using the intrinsic value method, which resulted in no compensation costs for options granted, and provides the required pro forma disclosures of net income and earnings per share amounts as if the fair value method of accounting has been applied (Note 6).

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with SFAS Nos. 123 and 148, “Accounting for Stock-Based Compensation’.

	2004	2003	2002
Net income, as reported	$5,304,027	$1,800,079	$921,518
Less compensation cost determined under the fair value method, net of tax	—	—	12,350
Pro forma net income	$5,304,027	$1,800,079	$909,168
Basic earnings per share:
As reported	$.10	$.04	$.02
Pro forma	$.10	$.04	$.02
Diluted earnings per share:
As reported	$.10	$.04	$.02
Pro forma	$.10	$.04	$.02

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.38%; no expected dividends; expected lives of 3 to 4 years; and expected volatility of 32.14%.

The weighted average fair value of options granted in 2002 was $.01 (no options were issued in other years).

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts receivable and accounts payable approximate their carrying amounts due to the short maturity of these instruments. The carrying value of short and long-term debt also approximates fair value since their terms are similar to those in the lending market for comparable loans with comparable risks. None of these instruments are held for trading purposes.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. Pursuant to this accounting standard, the Company recognized additional liabilities at December 31, 2004 and 2003, of approximately $327,016 and $297,287, respectively, for asset retirement obligations related to the future costs of plugging and abandoning its oil and gas properties, the removal of equipment and facilities from lease acreage and returning such land to its original condition. These costs reflect the legal obligations associated with the normal operation of oil and gas properties and were capitalized by increasing the carrying amounts of the related long-lived assets by the fair value of these obligations, discounted to their present value. The cumulative effect from the initial adoption of this accounting standard at January 1, 2003 was not significant and net income for the year ended December 31, 2002 would not have been materially different if this standard had been adopted effective January 1, 2002.

The changes in the carrying amount of the Company’s asset retirement obligations for the years ended December 31, 2004 and 2003 are as follows.

	2004	2003
Balance at beginning of year	$297,287	$49,052
Accretion expense	29,729	4,905
Payments	—	—
Liabilities incurred	297,287	243,330
Balance at end of year	$624,303	$297,287

Recent Accounting Pronouncements

During the year ended December 31, 2004, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FSAB) the most recent of which was SFAS No. 153, “Exchanges of Nonmonetary Assets”. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial position or operating results.

In December 2004, the FSAB issued SFAS No. 123R, “Share-Based Payments”, revising SFAS No. 123, Accounting for Stock-Based Compensation, and superseding Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, purchased or canceled after that date. Adoption is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management does not believe the adoption of this accounting pronouncement will have a material impact on the Company’s financial position or operating results (Note 6).

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. CAPITAL STRUCTURE DISCLOSURES

The Company’s capital structure consists of preferred stock and a general class of common stock. The Company is authorized to issue 100,000,000 shares of all classes with 10,000,000 shares being designated as preferred stock and 90,000,000 shares being designated as common stock.

At December 31, 2004, no preferred shares have been issued and no series, rights or privileges have been designated. The Company’s common stock shares contain one voting right per share and contain the rights to dividends if and when declared by the Board of Directors.

3. BORROWINGS

The Company’s borrowings consist of various notes payable with similar terms and maturities, convertible notes payable, a note payable to a director (Note 4) and debenture notes. None of these borrowings contain any significant debt covenants or restrictions on Company assets or dividend payments.

The notes payable are with various financial institutions, bear interest at rates ranging from 7.5% to 12.0%, are payable in monthly installments of principal and interest, are collateralized by accounts receivable and by various oil and gas properties or other equipment and mature through September 2005.

The convertible notes are payable to various individuals, bear interest at 12.0%, are payable in monthly or quarterly installments of principal and interest, are unsecured and mature through July 2006. The notes are convertible at the holders’ option into the Company’s common stock shares at a conversion price of $.50 per share. In April 2004, all of these notes were converted into 471,932 shares of common stock.

In June 2003, the Company issued debenture notes to various individuals. The notes bear interest at 8.0%, are unsecured and mature in 2008. Interest is payable monthly in arrears on or before the 15th of each month. Additional interest equal to .5% or 1% of the principal amount is payable to the holder if the average mcf price of gas does not fall within given ranges for each six month measurement period. The debentures are convertible at the holders’ option into the Company’s common stock shares at a conversion price of $2.00 per share. In September 2004, $50,000 of these debentures were converted into 25,000 shares of common stock.

Future maturities required under the terms of the above debt are as follows:

Year Ended December 31,	Amount
2005	$826,094
2006	423,744
2007	423,744
2008	130,214
$1,803,796

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. RELATED PARTY TRANSACTIONS

Frank W. Cole Engineering (FWC)

Through the year ended December 31, 2002, FWC, a sole proprietorship owned by the Company’s CEO and Chairman, operated the Company’s oil and gas properties. FWC paid the direct operating expenses and acquisition costs of these properties and in turn submitted invoices to the Company for reimbursement. During the year ended December 31, 2002, oil and gas revenues collected by FWC totaled $224,969 and operating costs incurred totaled $84,646 resulting in net income remitted to the Company of $140,323. In addition, FWC incurred and billed the Company for acquisition and workover costs totaling $912,494.

Note payable, director

In December, 2003, the Company acquired certain oil and gas properties from a former director for $600,000 and issued a note payable in exchange. The note was repaid in April 2004 pursuant to its terms, bore no interest and was collateralized by the oil and gas properties acquired.

5. INCOME TAXES:

The Company accounts for income taxes pursuant to SFAS No. 109, ‘Accounting for Income Taxes”, which requires the establishment of deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating loss and tax credit carry forwards. Deferred federal income tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the year using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amounts that will more likely than not be realized.

A reconciliation of income tax expense at the statutory federal and state income tax rates to income tax expense at the Company’s effective tax rate for the years ended December 31, 2004, 2003 and 2002 is as follows:

	For the Years Ended
	2004	2003	2002
Income tax at statutory rates	$2,887,826	$933,597	$363,029
State taxes, net of federal benefit	159,355	40,873	9,812
Nondeductible and other	3,719	4,389	—
Utilization of deferred tax asset	—	(10,907)	(357,746)
Provision for income taxes	$3,046,900	$967,952	$15,095

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following temporary differences gave rise to the deferred tax asset and liability at December 31:

	2004	2003
Deferred tax asset:
Balance, January 1	$210,385	$315,780
Utilization of net operating loss carryforward	—	(105,395)

	210,385	210,385
Valuation allowance	—	—

Net deferred tax asset	210,385	210,385

Deferred tax liability:
Balance, January 1	632,986	286,743
Effect of excess of financial Statement depletion over tax depletion	6,928	(6,777)
Effect of intangible drilling costs expensed for tax purposes which were capitalized for financial statement purposes	927,353	323,511
Effect of change in the prior year tax estimates	—	29,509
Gross deferred tax liability	1,567,264	632,986

Net deferred tax liability	$1,356,879	$422,601

The following is a reconciliation of the deferred tax asset valuation allowance at December 31:

	2004	2003
Balance, January 1	$—	$29,037
Utilization of net operating loss carryforward	—	(29,037)

Balance, December 31	$—	$—

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. STOCK OPTIONS AND OTHER GRANTS

Stock options

In 2002, the Company issued to an unrelated individual investor the option to purchase up to 500,000 shares of the Company’s restricted common stock at an exercise price of $.25 per share. In addition, the Company also issued to each of its then directors an option to purchase up to 200,000 shares of the Company’s restricted common stock (1,400,000 in aggregate) at an exercise price of $.20 per share. These options were to expire in April 2005 and December 2004, respectively, however, during the year ended December 31, 2004, all of the above options were exercised. Other than the above options, no other options, warrants or similar rights have been granted.

The following is a summary of activity for the stock options granted for the years ended December 31, 2004 and 2002. There were no changes in options outstanding from December 31, 2002 through January 1, 2004.

	December 31, 2004		December 31, 2002
	Number of Shares	Average Exercise Price	Weighted Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,900,000	$.21	—	$.00
Granted	—	.00	1,900,000	$.21
Exercised	(1,900,000)	$.21	(—)	$.00

Outstanding, end of year	—	$.00	1,900,000	$.21

Exercisable, end of year	—	$.00	1,900,000	$.21

As discussed in Note 1, the Company applied APB Opinion No. 25 and related interpretations in accounting for its stock options issued in 2002. Accordingly, no compensation cost has been recognized for grants of options to employees in the accompanying consolidated financial statements of income since the exercise prices were greater than or equal to the market prices of the Company’s common stock on the grant (measurement) dates.

Restricted stock grants

On March 15, 2005, the Company granted certain employees the rights to restricted common stock shares totaling 644,000 shares, vesting equally in January of each of the years 2006, 2007 and 2008. Pursuant to SFAS No. 123, the fair value of these shares will be recognized as compensation expense over the periods in which the services are provided and in which the shares vest.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shares issued to nonemployees

During the year ended December 31, 2004, the Company also issued 225,000 common stock shares, in exchange for services. These services were recorded at their fair value of $173,000 and were charged to expense. There were no such issuance for the years ending December 31, 2003 and 2002.

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company conducts its operations from executive suite office facilities in Dallas, Texas leased under a six month operating lease agreement, which commenced in November 2001 and has been continually renewed in six month increments. The current lease agreement expires on August 1, 2005, provides for base monthly rental payments of $6,134 and provides for additional rental payments based upon the amount of other executive suite services provided by the lessor. During the years ended December 31, 2004, 2003 and 2002, rent expense totaled $114,502, $66,199 and $45,536, respectively.

Legal matters

The Company is subject to legal proceedings that arise in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s financial position, operating results or cash flows.

Production payments

During the year ended December 31, 2002, the Company entered into an agreement to purchase various oil and gas leases for $70,000 cash plus future production payments of up to $1,000,000. The agreement provides that the production payments are to be paid out of 7.5% of the gross revenues from the production from the leases. At the time of the acquisition the leases were not producing and no reasonable production estimates were available. As part of the agreement, the Company was not liable for the production payments unless the Company had production from the leases. Through December 31, 2004, production from these leases has been minimal and the amount of future production, if any, from these leases is uncertain. During the years ended December 31, 2004, 2003 and 2002, the Company made production payments related to these leases totaling $2,866, $4,012 and $3,309, respectively, under this agreement. During the year ended December 31, 2004, a final payment was made under this agreement consisting of $47,218 of cash and 125,000 common stock shares valued at $1.00 per share.

ENERGYTEC, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of risk

During the year ended December 31, 2004, four customers accounted for 42%, 25%, 12% and 12% of the Company’s oil and gas sales, respectively.

During the year ended December 31, 2003, two customers accounted for 74% and 18%, respectively, of the Company’s oil and gas sales.

During the year ended December 31, 2002, three customers accounted for 50%, 28% and 19%, respectively, of the Company’s oil and gas sales.

8. ENVIRONMENTAL ISSUES

The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company’s acquisition of existing or previously drilled wells, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company.

In November 2004, an oil spill of eight barrels occurred on land where one of the Company’s wells is located. The remediation and restoration of the land is governed by the Texas Railroad Commission (TRC) and other attendant regulatory authorities. During November and December 2004, the Company incurred approximately $520,000 of costs related to the clean up. In early 2005, approximately an additional $1,400,000 of such costs were incurred and paid.

In connection with this spill, the Company filed a claim with both its primary and secondary insurance carrier. Under these policies, the Company has combined coverage of $2,000,000 subject to deductibles of $5,000. This claim is currently being documented and processed and the Company expects to fully recover the above incurred costs under its coverage although a complete settlement of the claim could take up to one year. Accordingly, the Company has reflected in the accompanying consolidated financial statements an insurance recovery receivable related to the clean up costs incurred. An allowance for unrecoverable amounts has not been provided for in the accompanying consolidated financial statements based on managements’ estimate of full recovery.

As of this date, the TRC has given the Company clearance to complete the remediation process, the final costs of which are estimated not to exceed $50,000. The Company believes it is in full compliance with all requirements related to the spill and has satisfactorily complied with all environmental concerns.

ENERGYTEC, INC.

AND SUBSIDIARY

Supplemental Information (Unaudited)

For the Years Ended December 31, 2004, 2003 and 2002

The following supplemental oil and gas information is provided in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures about Oil and Gas Producing Activities (SFAS 69). The Company has properties in the United States.

	2004	2003	2002
Capitalized Costs Relating to Oil and Gas Producing Activities at December 31, 2004, 2003 and 2002
Unproved oil and gas properties	$420,669	$420,669	$374,243
Proved oil and gas properties	14,167,933	8,149,699	5,725,984
Gas pipeline	1,505,626	1,032,075	500,000
Support equipment and facilities	2,331,117	1,330,125	616,617

	18,425,345	10,932,568	7,216,844
Less accumulated depreciation, depletion, and amortization	913,552	575,104	285,605

Net capitalized costs	$17,511,793	$10,357,464	$6,931,239

Costs Incurred in Oil and Gas Producing Activities For the Years Ended December 31, 2004, 2003 and 2002
Property acquisition costs
Proved	$765,900	$188,500	$3,146,097
Unproved	$—	$—	$273,855
Exploration costs	$3,427,271	$—	$—
Development costs	$1,825,083	$2,975,000	$1,763,120

Results of Operations for Oil and Gas Producing Activities For the Years Ended December 31, 2004, 2003 and 2002
Oil and gas sales	$2,362,315	$1,364,765	$242,850
Production costs	1,901,761	995,985	111,341
Depreciation, depletion and amortization	138,910	87,331	103,216

	321,644	281,449	28,293
Income tax expense	112,575	98,507	4,244

Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$209,069	$182,942	$24,049

ENERGYTEC, INC.

AND SUBSIDIARY

Supplemental Information (Unaudited)(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

Reserve Information

The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company’s reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company’s reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less the tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of ten percent a year to reflect the estimated timing of the future cash flows.

	2004 Total		2003 Total		2002 Total
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved Developed and Undeveloped Reserves
Beginning of year	3,662,914	7,285,761	2,059,743	11,115,000	1,116,206	—
Revisions of previous estimates	(478,940)	(4,607,013)	1,636,992	(2,444,725)	(47,792)	—
Improved recovery	—	—	—	—	—	—
Purchases of minerals in place	379,502	—	554,028	—	1,050,325	11,115,000
Extensions and discoveries	1,350,450	—	—	—	—	—
Production	(24,615)	(103,052)	(23,828)	(94,397)	(12,604)	—
Sales of minerals in place	(1,121,252)	—	(564,021)	(1,290,117)	(46,394)	—
End of year	3,768,059	2,548,696	3,662,914	7,285,761	2,059,743	11,115,000

Proved Developed Reserves
Beginning of year	1,436,286	326,354	758,543	672,000	744,372	—
End of year	1,301,556	376,576	1,436,286	326,354	58,543	672,000

ENERGYTEC, INC.

AND SUBSIDIARY

Supplemental Information (Unaudited)(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Standardized Measure of Discounted Future
Net Cash Flows at December 31, 2004, 2003 and 2002
Future cash inflows	151,063,095	$130,019,875	$67,918,335
Future production costs	(30,147,406)	(27,275,076)	(17,275,858)
Future development costs	(19,880,000)	(11,819,618)	(9,781,527)
Future asset retirement obligations	(4,000,000)	(2,000,000)	—
Future income tax expenses	(33,962,491)	(31,123,813)	(14,301,333)

	63,073,198	57,801,368	26,559,617
Future net cash flows
10% annual discount for estimated timing of cash flows	(15,099,222)	(13,837,188)	(6,358,161)

Standardized measures of discounted future net cash flows relating to proved oil and gas reserves	$47,973,976	$43,964,180	$20,201,456

The following reconciles the change in the standardized measure of discounted future net cash flows for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Beginning balance, January 1, 2004, 2003 and 2002	43,964,180	$20,201,456	$4,305,759
Sales of oil and gas produced, net of production costs	(279,168)	(368,780)	(131,509)
Development costs incurred during the year which were previously estimated	3,040,000	—	567,400
Net change due to extensions, discoveries, and improved recovery	49,629,038	—	—
Net change in estimated future development costs	(8,060,382)	(2,038,091)	(8,306,727)
Net change in estimated asset retirement obligation	(2,000,000)	(2,000,000)
Revisions of previous quantity estimates	(7,438,451)	52,975,961	4,956,729
Net change from purchases and sales of minerals in place	(27,259,313)	(504,859)	35,065,912
Accretion of discount	(783,250)	(7,479,027)	(5,002,976)
Net change in income taxes	(2,838,678)	(16,822,480)	(11,253,132)
Other	—	—	—

Ending balance, December 31, 2004, 2003 and 2002	$47,973,976	$43,964,180	$20,201,456